PROXY STATEMENT | 2014 ANNUAL REPORT

Annual Report 2014 Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business, product and marketing strategies; new service offerings; the return on our investment in, and performance of, Charter Communications, Inc. (”Charter”); future acquisition and investment activities; the recoverability of our goodwill and other long-lived assets; our projected sources and uses of cash; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements in our “Letter to Shareholders” and under “Business, “ “Risk Factors, “ “Properties, “ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated: • Charter’s ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in its markets and to maintain and grow its customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures; • the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, digital subscriber line (“DSL”) providers, video provided over the Internet and providers of advertising over the Internet; • general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector; • Charter’s ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents); • the development and deployment of new products and technologies, including cloud-based user interface, Spectrum Guide®, downloadable security for set top boxes; • failure to protect the security of personal information about the customers of our operating subsidiary and equity affiliate, subjecting us to costly government enforcement actions or private litigation and reputational damage; • changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings; • the effects of governmental regulation on our business or potential business combination transactions; • the ability of suppliers and vendors to deliver products, equipment, software and services; • the outcome of any pending or threatened litigation; • availability of qualified personnel; • changes in the nature of key strategic relationships with partners, vendors and joint venturers; • the availability and access, in general, of funds to meet debt obligations prior to or when they become due and to fund operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; • the ability of Charter and our company to comply with all covenants in our respective debt instruments, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross-default provisions; • the ultimate outcome of the proposed transactions between (i) Charter and Comcast Corp. and (ii) Charter and Advance/Newhouse Partnership (including our additional investment in Charter) including the possibility that such transactions may not occur if closing conditions are not satisfied; and if such transactions were to occur, the ultimate outcome and results of integrating the operations and application of Charter’s operating strategies to the acquired assets and the ultimate ability to realize synergies and any resulting increase in indebtedness; • our ability to successfully monetize certain of our assets; and • our ability to successfully deploy the use of proceeds from the rights offering, including the availability of investment opportunities. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning public companies in which we have non-controlling interests that file reports and other information with the SEC in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning those companies has been derived from the reports and other information filed by them with the SEC. If you would like further information about these companies, the reports and other information they file with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report. Contents Letter to Shareholders 1 Stock Performance 3 Financial Information F-1

Liberty Broadband Corporation 1 Dear Fellow Shareholders: Liberty Media Corporation completed the spin-off of Liberty Broadband Corporation, which holds Liberty Media’s former Charter Communications investment, in November of 2014. Through the date of the spin-off, that Charter investment appreciated by over 65%; a good outcome in about 18 months. Subsequent to the spin-off, Charter has continued to reach a steady succession of new highs. Furthermore, we believe there is much gas left in the tank. The factors that have made Charter such a successful investment should continue to compound its intrinsic value at attractive rates for the foreseeable future. Internally, we joked about the risk of writing an annual letter for Liberty Broadband, which could become quickly out-of-date. As luck would have it, shortly before going to print we find ourselves editing this letter to reflect the announcement of Charter’s proposed acquisition of Bright House Networks, the sixth largest cable operator in the US, serving approximately 2 million video customers, primarily in Florida. Rewriting a few paragraphs is a small price to pay for such an attractive transaction. What is liberty Broadband? Liberty Broadband is focused on strategic investments in the US cable industry. Its 26% beneficial ownership of Charter common stock constitutes the overwhelming majority of Liberty Broadband’s assets, in addition to a minority equity position in Time Warner Cable and the TruePosition operating business. Over time, we expect the performance of Liberty Broadband to largely reflect the value of its underlying assets, although the relationship to net asset value may fluctuate. Following the rights offering we completed in January 2015, Liberty Broadband also has over $700 million in available cash. Upon the anticipated completion of Charter’s recently announced acquisition of Bright House, we expect these funds to be invested in Charter common stock. Why are we so excited about Charter? Charter has numerous attributes that make it uniquely valuable: • Tom Rutledge and his immensely talented team; • recently upgraded all-digital network, resulting in both operational efficiencies and industry leading performance for the end customer; • exiting the heaviest phase of the investment program for its existing service territory, which will result in increasing free cash generation (we also believe they will be very rational, investor friendly allocators of that free cash flow); • historically underpenetrated service territory, resulting in significant runway for growth; • appropriately levered balance sheet, enough to meaningfully enhance equity returns, but not aggressively so; Letter to Shareholders

Annual Report 2014 2 • creation of a far more concentrated and efficient service territory upon the anticipated closing of the various transactions with Comcast and Time Warner Cable; • attractive tax attributes that further enhance its cash flow profile; and • well-positioned as the go-forward consolidator of choice in the US cable industry. Further to that last bullet, we believe that additional scale is a functional necessity for smaller US cable operators. The technological demands of developing and deploying each successive generation of video and internet functionality are immense. When compared to the sheer size of global technology companies such as Apple, Google and Microsoft, many US cable operators appear small. Two solutions can address this: further consolidation of smaller cable operators and technological cooperation across the cable industry. Charter is uniquely situated for both. What’s next? As noted above, we are very excited that Charter recently announced an agreement to acquire Bright House. While the deal is still conditioned on various factors, not the least of which is the completion of Charter’s transactions with Comcast and the Comcast–Time Warner Cable transaction, the Bright House transaction reinforces our investment opportunity. Charter hammered out a win-win-win, whereby the company will reap the benefits of additional scale and further optimize its service territory, while counting both Advance/Newhouse (the parent company of Bright House) and Liberty Broadband as dedicated and value-added shareholders. We anticipate deploying $700 million of available cash at Liberty Broadband to purchase additional shares of Charter common stock as part of this transaction. In closing, we are excited to see Liberty return to its ancestral roots, the US cable industry. We feel very fortunate that Liberty Broadband not only identified the “right horse to back” but also had the opportunity to acquire such a meaningful stake in May 2013. While the regulatory environment in which the US cable industry exists continues to evolve, we believe the fundamentals of the industry remain extremely favorable. We look forward to seeing many of you at this year’s annual investor meeting, which will take place on November 12th at the Times Center at 242 West 41st Street in New York City. We appreciate your ongoing support. Very truly yours, Gregory B. Maffei John C. Malone President and Chief Executive Officer Chairman of the Board April 2015

Liberty Broadband Corporation 3 The following graph compares the percentage change in the cumulative total shareholder return on an investment in Liberty Broadband Series A and Series C common stock from November 5, 2014 (the day Liberty Broadband began trading “regular-way” following its spin-off from Liberty Media Corporation) through December 31, 2014, to the percentage change in the cumulative total return on the S&P 500 Index and S&P Media Index. Liberty Broadband performance includes the impact of the rights offering. liberty Broadband Common Stock vs. S&P 500 and media Indices 11/5/14 to 12/31/14 (1) Liberty Broadband Series A and C common stock began trading regular way on 11/5/14. Liberty Broadband Series A(1) Liberty Broadband Series C(1) S&P Media Index S&P 500 Index $110 $105 $100 $95 $90 $85 $80 11/05/14 11/12/14 11/19/14 11/26/14 12/03/14 12/10/14 12/17/14 12/24/14 12/31/14 Stock Performance

Market for Registrant's Common Equity and Related Stockholder Matters of Equity Securities. Market Information Our Series A and Series C common stock have been outstanding since November 2014. Each series of our common stock trades on the Nasdaq Global Select Market. The following table sets forth the range of high and low sales prices of shares of our common stock for the year ended December 31, 2014, for the period they were outstanding. Liberty Broadband Corporation Series A Series B Series C (LBRDA) (LBRDB) (LBRDK) High Low High Low High Low 2014 Fourth quarter (after November 4, 2014) . $ 55.35 44.63 50.00 48.00 54.74 42.12 On November 5, 2014, our Series B common stock became eligible for quotation on the OTC Markets under the symbol "LBRDB," but it is not actively traded. There can be no assurance that a regular trading market will develop for our Series B common stock or, if such a market is developed, that it will be sustained. Since our Series B common stock began quotation on the OTC Markets, the range of high and low last reported prices was $50.00 to $48.00, as reported by the OTC Markets. The quotations represent inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions. Holders As of February 28, 2015, there were approximately 1,024, 72 and 1,287 holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder. Dividends We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations. Securities Authorized for Issuance Under Equity Compensation Plans Information required by this item is incorporated by reference to our definitive proxy statement for our 2015 Annual Meeting of stockholders. F-1

Selected Financial Data. The following tables present selected historical information relating to our financial condition and results of operations for the past five years. The following data should be read in conjunction with our consolidated financial statements. December 31, 2014 2013 2012 2011 (3) 2010 Summary Balance Sheet Data: . . . . . . . . . . . . . . . . . . amounts in thousands Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . $ 44,809 9,251 10,031 30,890 31,677 Investments in available for sale securities . . . . . . . . $ 360,762 326,700 232,648 151,581 157,852 Investment in affiliates, accounted for using the equity method (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 2,498,804 2,402,024 — — — Intangible assets not subject to amortization (1) . . . . $ 27,166 20,669 20,669 20,669 20,669 Intangible assets subject to amortization, net (1) . . . $ 12,915 429 1,562 3,645 5,540 Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 3,003,932 2,909,379 315,634 254,784 719,073 Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 372,000 — — — — Deferred income tax liabilities, noncurrent . . . . . . . . $ — 24,338 43,014 21,422 57,330 Total equity (deficit) . . . . . . . . . . . . . . . . . . . . . . . . . . $ 2,494,769 2,779,194 196,459 161,128 (440,587) Years Ended December 31, 2014 2013 2012 2011 (3) 2010 Summary Statement of Operations Data: . . . . . . . . amounts in thousands, except per share amounts Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 69,045 77,363 83,098 1,136,934 136,186 Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . $ (42,974) (88) 7,879 640,359 60,048 Share of earnings (losses) of affiliates (2) . . . . . . . . $ (127,573) (76,090) — — (2,321) Realized and unrealized gains (losses) on financial instruments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 51,189 97,860 57,582 (4,150) 58,019 Gain (loss) on dilution of investment in affiliate . . $ (87,158) (92,933) — — — Net earnings (loss) attributable to Liberty Broadband shareholders . . . . . . . . . . . . . . . . . . . . . $ (134,605) (41,728) 44,196 607,374 62,342 Basic and diluted earnings (loss) per common share (4) . . . . . . . . . . . . . . . . . . . . . . . . . . $ (1.52) (0.47) 0.50 6.88 0.71 (1) As discussed in note 2 to the accompanying consolidated financial statements, TruePosition acquired 100% of the outstanding common shares of Skyhook, a Delaware corporation, on February 14, 2014 for approximately $57.5 million in cash. (2) As discussed in note 6 to the accompanying consolidated financial statements, in May 2013, Liberty acquired approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership in Charter at the time of purchase. (3) In 2011 TruePosition recognized $1,014 million of previously deferred revenue and $405 million of deferred costs associated with two separate contracts. (4) The Company issued 85,761,332 common shares, which is the aggregate number of shares of Series A, Series B and Series C common stock outstanding upon the completion of the Broadband Spin-Off on November 4, 2014. Additionally, Liberty Broadband distributed subscription rights, which were priced at a discount to the market value, to all holders of Liberty Broadband common stock as of the rights record date. Because of the discount, the rights offering is considered a stock dividend which requires retroactive treatment for prior periods for the weighted average shares outstanding based on a factor determined by the fair value per share immediately prior to the rights exercise and the theoretical fair value after the rights exercise. The number of shares issued upon completion of the Broadband Spin-Off, adjusted for the rights factor, was used to determine both basic and diluted earnings (loss) per share for the years ended December 31, F-2

2013 and 2012 and for the period from January 1, 2014 through the date of the Broadband Spin-Off, as no Company equity awards were outstanding prior to the Broadband Spin-Off. Basic earnings (loss) per share subsequent to the Broadband Spin-Off was computed using the weighted average number of shares outstanding (“WASO”) from the date of the completion of the Broadband Spin-Off through December 31, 2014, adjusted for the rights factor. Diluted earnings per share subsequent to the Broadband Spin-Off was computed using the WASO from the date of the completion of the Broadband Spin-Off through December 31, 2014, adjusted for the rights factor and potentially dilutive equity awards outstanding during the same period. F-3

Management's Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Overview During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries (“Liberty,” formerly named Liberty Spinco, Inc.) authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly-owned subsidiary, Liberty Broadband Corporation (“Liberty Broadband”), and to distribute subscription rights to acquire shares of Liberty Broadband’s common stock (the “Broadband Spin-Off”). At 5:00 p.m., New York City time, on November 4, 2014, the Broadband Spin-Off was completed and shares of Liberty Broadband common stock were distributed to the shareholders of Liberty as of a record date of 5:00 p.m., New York City time, on October 29, 2014. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc. (“Charter”), (ii) Liberty’s former wholly-owned subsidiary TruePosition, Inc. (“TruePosition”), (iii) Liberty’s former minority equity investment in Time Warner Cable, Inc. (“Time Warner Cable”), (iv) certain deferred tax liabilities, as well as liabilities related to the Time Warner Cable written call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. The Broadband Spin-Off was accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty common stock. In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock received one-fourth of a share of the corresponding series of Liberty Broadband common stock for each share of Liberty common stock held by them as of 5:00 p.m., New York City time on October 29, 2014 (the record date) for the Broadband Spin-Off, with cash paid in lieu of fractional shares. In addition, following the completion of the Broadband Spin-Off, on December 10, 2014, stockholders received a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband common stock they held as of 5:00 p.m., New York City time, on December 4, 2014 (the rights record date) at a per share subscription price of $40.36, which was a 20% discount to the 20-trading day volume weighted average trading price of the Series C Liberty Broadband common stock following the completion of the Broadband Spin-Off. The rights offering was fully subscribed on January 9, 2015, with 17,277,224 shares of Series C common stock issued to those rightsholders exercising basic and, as applicable, oversubscription privileges. The Broadband Spin-Off and rights offering are intended to be tax-free to stockholders of Liberty. The subscription rights were issued to raise capital for general corporate purposes of Liberty Broadband. The financial information represents a combination of the historical financial information of TruePosition, Liberty Broadband’s interest in Charter, Liberty’s minority equity investment in Time Warner Cable and certain deferred tax liabilities, as well as liabilities related to the Time Warner Cable written call options. This financial information refers to the combination of the aforementioned subsidiary, investments, and financial instruments, as “Liberty Broadband,” “the Company,” “us,” “we” and “our” here and in the notes to the consolidated financial statements. Strategies and Challenges Executive Summary Our results prior to May 2013 were largely dependent on the operating performance of TruePosition. In 2013 and future periods, results for Liberty Broadband will be largely dependent upon the operating performance of Charter. Therefore, the executive summary below contains the strategies and challenges of TruePosition and Charter. TruePosition was incorporated on November 24, 1992. TruePosition develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide F-4 public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide. “E-9-1- 1” or “Enhanced 9-1-1” refers to a FCC mandate requiring wireless carriers to implement wireless location capability. TruePosition’s location system is a passive network overlay system designed to enable mobile wireless service providers to determine the location of all network wireless devices, including cellular and PCS telephones. Using its patented U-TDOA and other technologies, TruePosition’s location system calculates the latitude and longitude of a designated wireless telephone or transmitter and forwards the information in real time to application software. TruePosition’s offerings cover major wireless air interfaces. On February 14, 2014, TruePosition completed the acquisition of Skyhook. Skyhook operates a global location network with more than 1 million geocoded access points, providing hybrid wireless positioning technology and contextual location intelligence solutions worldwide. The large amount of data collected by Skyhook powers all of its products, providing Skyhook the ability to offer location and geo-informed context to any mobile app or device. Skyhook's location-based context solutions provide a way for companies and agencies to understand consumers' mobile behavior and improve mobile customer experience, while also allowing advertisers to reach their audiences in new and relevant ways. The FCC recently passed certain indoor accuracy standards for E-9-1-1 services that TruePosition believes its services would meet or exceed which could provide further opportunity for work with wireless carriers in the future. Charter is one of the largest providers of cable services in the United States with approximately 6.2 million residential and commercial customers at December 31, 2014, offering a variety of entertainment, information and communications solutions to residential and commercial customers, including traditional cable video programming, Internet services, and voice services, as well as advanced video services such as OnDemandTM, HD television and DVR service. Charter also sells local advertising on cable networks and provides fiber connectivity to cellular towers. Its infrastructure consists of a hybrid of fiber and coaxial cable plant with approximately 12.9 million estimated passings, with 97% at 550 MHz or greater and 98% of plant miles two-way active and 99% of plant all-digital. A national IP infrastructure interconnects Charter markets. Liberty acquired its interest in Charter on May 1, 2013. At December 31, 2014, Liberty Broadband owned approximately 28.8 million shares of Charter common stock, representing an approximate 26% ownership interest in the issued and outstanding shares. Under the Charter Stockholders Agreement, Liberty has the right to nominate four directors to the Charter board of directors, subject to certain exclusions and requirements. Liberty Broadband also has the right to cause one of its nominees to serve on the nominating and corporate governance, audit and compensation and benefits committees of the board, provided they meet the independence and other qualifications for membership on those committees. These rights were transferred from Liberty to Liberty Broadband in connection with the Broadband Spin-Off. Key Drivers of Revenue TruePosition earns revenue from the sale of hardware and licensing of software required to generate location records for wireless phones and other wireless devices on a cellular network and from the design, installation, testing and commissioning of such hardware and software. In addition, TruePosition earns software maintenance revenue through the provision of ongoing technical and software support. Through its Skyhook subsidiary, TruePosition earns revenue from device manufacturers, application providers and advertising networks by licensing access to Skyhook’s location and geo-informed context network. Charter revenue is derived principally from the monthly fees customers pay for the residential and commercial video, Internet and voice services provided. Charter also earns revenue from one-time installation fees and advertising sales. Charter expects to continue to grow revenue by increasing the number of products in the company’s current customer homes and obtaining new customers with an improved value offering. In addition, Charter expects to increase revenue by expanding the sales of services to its commercial customers. F-5

Current Trends Affecting Our Business TruePosition’s location system competes against a number of other satellite and terrestrial based location technology offerings. In addition, there are a number of new location technologies in development which may further increase competition to be a location solution for new air interfaces to provide commercial location based services and to meet more stringent commercial and governmental accuracy standards. Other large technology companies, such as Google, similarly facilitate the provision of location information to devices and applications operating on their mobile platforms. Charter faces competition for both residential and commercial customers in the areas of price, service offerings, and service reliability. With respect to its residential business, Charter competes with other providers of video, high-speed Internet access, telephone services, and other sources of home entertainment. With respect to its commercial business, Charter competes with other providers of video, high-speed Internet access and related value-added services, fiber solutions, business telephony, and Ethernet services. In the broadband communications industry, Charter’s principal competitors for video services are DBS and telephone companies that offer video services. Charter’s principal competitors for high-speed Internet services are the broadband services provided by telephone companies, including both traditional DSL, fiber-to-the-node, and fiber-to-the-home offerings. Charter’s principal competitors for telephone services are established telephone companies, other telephone service providers, and other carriers, including VoIP providers. At this time, Charter does not consider other traditional cable operators to be significant competitors in the overall market, as overbuilds are infrequent and geographically spotty (although in any particular market, a cable operator overbuilder would likely be a significant competitor at the local level). Charter could, however, face additional competition from multi-channel video providers if they began distributing video over the Internet to customers residing outside their current territories. TruePosition and Charter must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their products and services. These companies must be able to incorporate new technologies into their products and services in order to address the needs of their customers. Results of Operations—Consolidated Consolidated operating results: Years ended December 31, 2014 2013 2012 amounts in thousands Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 69,045 77,363 83,098 Operating expenses, excluding stock-based compensation Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 829 15,993 20,358 Operating expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,670 7,449 9,223 Selling, general and administrative . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,946 33,317 25,881 Research and development . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18,311 15,314 16,301 Adjusted OIBDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3,711) 5,290 11,335 Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 999 996 (2,383) Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,043 4,382 5,839 Gain on legal settlement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (6,000) — — Impairment of intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,221 — — Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (42,974) (88) 7,879 Revenue Revenue decreased $8.3 million and $5.7 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The decrease in 2014 is primarily due to reduced domestic hardware and F-6 software license sales, due to the uncertainty around recently issued FCC indoor accuracy mandates. Due to the uncertainty many wireless carrier companies delayed investments in location technologies. Additionally, TruePosition experienced reduced hardware and software license sales in the international markets which was partially offset by Skyhook revenue subsequent to its acquisition in early 2014. In mid November 2014, Skyhook was notified that one of its significant customers is not expected to renew its contract for 2015. As a result, it is expected that approximately 30-40% of Skyhook's revenue will not be recurring for 2015. The decrease in revenue during 2013 was primarily due to reduced hardware and software license sales of $2.9 million and reduced services revenue of $2.5 million. Sales of hardware and services to existing customers with installed networks can vary from year to year as such sales are dependent on any expansion or maintenance of the networks. Adjusted OIBDA We define Adjusted OIBDA as revenue less operating expenses and selling, general and administrative expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses, including each business’s ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. See note 15 to the accompanying consolidated financial statements for a reconciliation of Adjusted OIBDA to Earnings (loss) from continuing operations before income taxes. Adjusted OIBDA decreased $9.0 million and $6.0 million in the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The decrease in Adjusted OIBDA during 2014 was primarily a result of increased legal expenses, cost of the Skyhook acquisition and Skyhook generating negative Adjusted OIBDA, partially offset by the full year impact of cost reduction measures undertaken in 2013. The reduction in overall revenue, discussed above, of $8.3 million was offset by lower cost of goods sold of $15.2 million, primarily due to reduced international sales, which have lower margins than domestic sales. During 2013 TruePosition entered into an international project for which revenue was only recognized to the extent cash was received, as future collectability of revenue was unsure. Therefore, the gross margin on that particular project was dependent on the payments received from the customer. This project has been canceled as of the end of 2013 and therefore there is less revenue and cost of goods sold for the year ended December 31, 2014. The decrease in Adjusted OIBDA in 2013 was primarily due to lower revenue, increased legal expenses and the cost of the Skyhook acquisition partially offset by lower cost of goods sold and the impacts of cost reduction initiatives. During 2013 TruePosition entered into an international project for which revenue was only recognized to the extent cash was received, as future collectability was unsure. Gross margins on this particular project were impacted negatively throughout the year ended December 31, 2013. The decrease in cost of goods sold during 2013 is primarily the result of an $11.2 million inventory obsolescence adjustment recorded in 2012. Legal expenses increased $5.8 million and $8.7 million in the years ended December 31, 2014 and 2013, respectively, as compared to the prior years. The increase in legal costs during 2014 and 2013 is primarily a result of TruePosition's antitrust lawsuit arising from the standard setting processes for LTE wireless data communication technology as it pertains to location technology. Legal expenses are included in selling, general and administrative expenses. Additionally, approximately $3 million of lobbying costs were incurred during each of the years ended December 31, 2014 and 2013 related to the indoor accuracy regulations described above. Lobbying expenses are also included in selling, general and administrative expenses. These costs are not anticipated to continue significantly beyond the first quarter of 2015 based on potential rulemaking timelines. F-7

Merger costs of $958 thousand and $624 thousand related to the Skyhook acquisition were incurred in 2014 and 2013, respectively. Merger costs are included in selling, general and administrative costs. Operating expenses, research and development, and selling, general and administrative, excluding legal expenses and merger costs, discussed above, increased by $9.7 million and decreased by $4.7 million in the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The increase in the current year was primarily due to operating and selling, general and administrative expenses related to Skyhook of $13.5 million against revenue of $8.4 million for the year ended December 31, 2014. The decrease in 2013 was primarily the result of the Company’s implementation of cost reduction initiatives, including personnel and contractor headcount reductions and curtailment of other expenses. Operating Income (Loss) Operating income decreased $42.9 million and $8.0 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. In addition to those items impacting Adjusted OIBDA, operating income (loss) for the year ended December 31, 2014 was further impacted by an increase in depreciation and amortization of $4.7 million and a $35.2 million impairment of goodwill and intangible assets, partially offset by a $6.0 million favorable legal settlement of the antitrust lawsuit in July 2014. In addition to those items impacting Adjusted OIBDA, operating income (loss) for the year ended December 31, 2013 was further impacted by an increase in stock-based compensation of $3.4 million partially offset by a decrease in depreciation and amortization of $1.5 million as compared to the same period in 2012. Stock-based compensation expense increased $3 thousand and $3.4 million for the years ended December 31, 2014 and 2013, respectively. The increase in 2013 is primarily a result of a significant reduction in the estimated fair value of TruePosition during 2012. The decrease in the estimated fair value of TruePosition was driven, in part, by the determination of one of Skyhook’s two major customers’ not to renew its contract and general uncertainty about the domestic market. Depreciation and amortization increased by $4.7 million and decreased $1.5 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The increase in 2014 was due to the acquisition of Skyhook during the year, and the decrease in 2013 was the result of certain assets becoming fully amortized. As discussed above, Skyhook was notified that one of its significant customers was not expected to renew its contract for 2015. As a result, approximately 30-40% of Skyhook's revenue will not be recurring for 2015. Due to this anticipated decline in Skyhook's operations, the Company performed a Step 2 impairment test to determine the fair value of Skyhook and recorded a $35.2 million impairment loss related to TruePosition’s goodwill and intangible assets related to Skyhook during December 2014. See note 7 in the accompanying consolidated financial statements for additional discussion regarding this impairment loss. F-8

Other Income and Expense Components of Other Income (Expense) are presented in the table below. Years ended December 31, 2014 2013 2012 amounts in thousands Other income (expense): Interest expense. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (1,138) — — Dividend and interest income . . . . . . . . . . . . . . . . . . . . . . . . . . 5,426 6,878 5,415 Share of earnings (losses) of affiliates . . . . . . . . . . . . . . . . . . . (127,573) (76,090) — Realized and unrealized gains (losses) on financial instruments, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51,189 97,860 57,582 Gain (loss) on dilution of investment in affiliate . . . . . . . . . . . (87,158) (92,933) — Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (63) (53) (117) $ (159,317) (64,338) 62,880 Interest expense Interest expense during the year ended December 31, 2014 is attributable to two margin loans entered into with each of the lenders party thereto by BroadbandSPV on October 30, 2014, in connection with and prior to the effectiveness of the Broadband Spin-Off. See note 8 in the accompanying consolidated financial statements for additional information on the margin loan agreements. Dividend and interest income Dividend and interest income decreased $1.5 million and increased $1.5 million for each of the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. Although the Time Warner Cable dividend rate increased from $0.65 per share per quarter in 2013 to $0.75 per share per quarter in 2014, interest and dividend income decreased in 2014 due to contractual commitments on the Time Warner Cable shares, as a portion of the dividends were passed through to the counterparty in 2014 based on the written call option contracts on Time Warner Cable shares. The increase in 2013 was primarily due to increasing dividend rates paid on Time Warner Cable shares from $0.56 per share in 2012 to $0.65 per share in 2013. Share of earnings (losses) of affiliates Share of losses from affiliates increased $51.5 million and $76.1 million during the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. Share of losses from affiliates is attributable to the Company’s ownership interest in Charter. In May 2013, the Company acquired approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership (including the warrants on an as if converted basis) in Charter at the time of purchase. Upon acquisition, the Company allocated the excess basis, between the book basis of Charter and fair value of the shares acquired, and ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. Outstanding debt is amortized over the contractual period using the effective interest rate method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company’s share of earnings (losses) from affiliates line item in the accompanying consolidated statements of operations and aggregated $81.2 million and $44.3 million, net of related taxes, for the years ended December 31, 2014 and 2013, respectively. See note 6 in the accompanying notes to the consolidated financial statements for additional discussion of the Company’s investment in Charter. F-9

The following is a discussion of Charter’s stand alone results of operations. In order to provide a better understanding of Charter’s operations, we have included a summarized presentation of Charter’s results from operations. Charter is a separate publicly traded company and additional information about Charter can be obtained through its website and public filings. The amounts included in the table below represent Charter’s results for each of the years ended December 31, 2014, 2013 and 2012. However, the portion of Charter’s share of earnings (losses) included in the consolidated financial statements of Broadband only includes Charter’s results from the time of acquisition (May 2013) through December 31, 2014. Years ended December 31, 2014 2013 2012 amounts in millions Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 9,108 8,155 7,504 Operating expenses, excluding stock-based compensation . . . . . . . . (5,980) (5,344) (4,825) Adjusted OIBDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,128 2,811 2,679 Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,102) (1,854) (1,713) Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (55) (48) (50) Operating income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 971 909 916 Other expenses, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (918) (958) (963) Net loss before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53 (49) (47) Income tax expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (236) (120) (257) Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (183) (169) (304) Charter had net losses of approximately $183 million, $169 million and $304 million for the years ended December 31, 2014, 2013 and 2012, respectively. Charter’s revenue increased $953 million and $651 million during the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior years. Revenue growth primarily reflects increases in the number of residential Internet and triple play customers and in commercial business customers, growth in expanded basic and digital penetration, promotional and annual rate increases, and higher advanced services penetration, partially offset by a decrease in basic video customers. Charter’s acquisition of Bresnan on July 1, 2013 also increased revenue by approximately $276 million for the year ended December 31, 2014 and approximately $270 million in 2013 as compared to 2012. The increase in revenue during 2014 was partially offset by the net impact of a $636 million increase in operating expenses, a $248 million increase in depreciation and amortization expense, a $7 million increase in stock-based compensation expense, a $40 million decrease in other expenses and a $116 million increase in income tax expense. The increase in operating expenses is primarily attributable to a full year of costs associated with Charter’s acquisition of Bresnan on July 1, 2013, increases in programming costs as a result of annual contractual rate adjustments, including increases in amounts paid for retransmission consents and for new programming, offset in part by video customer losses. Transition costs related to transactions with Comcast accounted for $14 million of total 2014 operating costs. The increase in depreciation expense is primarily attributable to the acquisition of Bresnan and depreciation on recent capital expenditures, partially offset by certain assets becoming fully depreciated. The decrease in other expenses is primarily attributable to a $123 million loss on extinguishment of debt that was recognized during the year ended December 31, 2013. Income tax expense for the year ended December 31, 2013 included a step-up in basis of indefinite-lived assets for tax, but not GAAP purposes, resulting from the effects of partnership gains related to financing transactions, which decreased Charter's net deferred tax liability related to indefinite-lived assets resulting in a benefit of $67 million. The increase in revenue during 2013 was partially offset by the net impact of a $519 million increase in operating expenses, a $141 million increase in depreciation and amortization expense, a $2 million decrease in stock-based compensation expense, a $5 million increase in other expenses and a decrease in income tax expense of $137 million. The increase in operating expense is primarily attributable to the acquisition of Bresnan, higher spending on labor to deliver improved products and service levels, and an increase in programming costs as a result of annual contractual rate adjustments, including increases in amounts F-10 paid for retransmission consents and for new programming, offset in part by video customer losses. The increase in depreciation expense is primarily attributable to the acquisition of Bresnan and depreciation on recent capital expenditures, partially offset by certain assets becoming full depreciated. Income tax expense decreased during 2013, primarily as a result of step-ups in basis of indefinite-lived assets for tax, but not GAAP purposes, as discussed above. Realized and unrealized gains (losses) on financial instruments, net Realized and unrealized gains on financial instruments, net decreased $46.7 million and increased $40.3 million for each of the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. Realized and unrealized gains on financial instruments, net during 2014 is attributable to a $32.8 million gain in the fair value of the Charter warrants acquired during May 2013 which was the result of an increase in the trading price of Charter common stock during the year ended December 31, 2014. Charter warrants have an exercise price lower than the current trading price of the common stock therefore an asset is recorded for an increase in stock price. Additionally, a $39.2 million net gain was recorded on the investment in Time Warner Cable shares which was partially offset by a loss of $20.8 million on outstanding written call options, both primarily resulting from an increase in the trading price of Time Warner Cable shares. The increase in the gain during 2013 is attributable to a $38.2 million gain in the fair value of the Charter warrants owned by Liberty Broadband as the result of an increase in the trading price of Charter common stock between the date they were acquired and December 31, 2013. Additionally, an increase in the gain on the investment Time Warner Cable shares and outstanding written call options as compared to the prior year. Gain (loss) on dilution of investment in equity affiliate The losses in 2014 and 2013 are the result of the issuance of Charter common stock from the exercise of warrants and stock options, held by outside investors (employees and other third parties), at prices below Broadband’s book basis per share. As Broadband’s ownership in Charter changes due to exercises of Charter warrants and stock options, a loss is recorded with the effective sale of common stock, because the exercise price of Charter warrants or stock options is typically lower than the book value of the Charter shares held by Broadband. Other, net Other expenses increased $10 thousand and decreased $64 thousand for each of the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The current year increase is primarily attributable to an increase in income tax penalties during 2014. The decrease in 2013 is primarily attributable to a decrease in income tax penalties during 2013, partially offset by a decrease in the loss on disposition of property, plant and equipment and increases in other expenses. Income taxes Our effective tax rate for the years ended December 31, 2014, 2013 and 2012 was 33%, 35% and 38%, respectively. During 2014, our effective tax rate was lower than the federal tax rate of 35% primarily due to the non-deductible impairment of goodwill and other amortizable intangible assets related to Skyhook. During 2012, our effective tax rate was higher than the federal tax rate of 35% primarily due to tax expense related to a change in valuation allowance. Net earnings (losses) We had net losses of $134.6 million, $41.7 million and $44.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. The change in net losses was the result of the above-described fluctuations in our revenue, expenses and other gains and losses. F-11

Liquidity and Capital Resources As of December 31, 2014 substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments. The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from asset sales, monetization of our other investments, outstanding debt facilities, debt and equity issuances, and dividend and interest receipts. As of December 31, 2014, Liberty Broadband had a cash balance of $44.8 million. In addition, Liberty Broadband had $169.5 million of unencumbered available for sale securities. Years ended December 31, 2014 2013 2012 amounts in thousands Cash flow information Net cash provided (used) by operating activities $ 2,728 5,475 6,438 Net cash provided (used) by investing activities $ (209,986) (2,624,868) (21,999) Net cash provided (used) by financing activities $ 242,816 2,618,613 (5,298) During the year ended December 31, 2014, our primary uses of cash were $175.9 million to acquire additional shares of Charter and net distributions to Liberty of $129.2 million. The projected use of our cash will be the continued operational needs of our subsidiary and potential investment in location technology at TruePosition or other investment opportunities. Additionally, funds raised by the rights offering are expected to fund parent level cash needs which could include the repayment of parent level credit arrangements and the further investment in new or existing businesses. On December 10, 2014, stockholders received a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband common stock they held on the rights record date at a per share subscription price of $40.36, which was a 20% discount to the 20-trading day volume weighted average trading price of our Series C common stock following the completion of the Broadband Spin-Off. The rights offering was fully subscribed on January 9, 2015, with 17,277,224 shares of Series C common stock issued to those rightsholders exercising basic and, as applicable, oversubscription privileges. The net proceeds received as a result of the rights offering was $697 million. F-12

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our contractual obligations, excluding uncertain tax positions as it is indeterminable when payments will be made, is summarized below. Payments due by period Less than After Total 1 year 2 - 3 years 4 - 5 years 5 years amounts in millions Consolidated contractual obligations Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 372 — 372 — — Interest payments . . . . . . . . . . . . . . . . . . . . . . . . . . $ 19 7 12 — — Operating lease obligations . . . . . . . . . . . . . . . . . . $ 5 2 3 — — Other (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 6 1 5 — — Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 402 10 392 — — (1) Includes TruePosition open purchase orders and other guarantees. Critical Accounting Estimates and Policies The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates and accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee. Application of the Equity Method of Accounting for Investments in Affiliates. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company’s investment in, advances to and commitments for the investee. The Company determines the difference between the purchase price of the investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company’s investee through a purchase accounting exercise and is allocated within memo accounts used for equity accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or reviewed for impairment upon triggering events. Changes in the Company’s proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, to investors other than the Company, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost bases are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statement of operations. Other than temporary declines in fair value of our equity method investments would be included in share of earnings (losses) of affiliates in our consolidated statement of operations. The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share F-13 price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. Fair value of our publicly traded cost and equity investments is based on the market prices of the investments at the balance sheet date. We estimate the fair value of our non-public cost and equity investments using a variety of methodologies, including cash flow multiples, discounted cash flow, per subscriber values, or values of comparable public or private businesses. Impairments are calculated as the difference between our carrying value and our estimate of fair value. As our assessment of the fair value of our investments and any resulting impairment losses and the timing of when to recognize such charges requires a high degree of judgment and includes significant estimates and assumptions, actual results could differ materially from our estimates and assumptions. Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment. Fair Value of Non-Financial Instruments. Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. The Company periodically reviews the carrying value of its intangible assets with definite lives and other long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group, or a significant decline in the observable market value of an asset group, among others. If such facts indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is recognized. The accounting guidance permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of our intangible or long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such writedown is included in impairment expense in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our intangible and long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our intangible or long-lived assets may differ from our estimate of fair value. As each of our operating segments have intangible assets, this critical accounting policy affects the financial position and results of operations of each segment. F-14

As of December 31, 2014, the Company had $27.2 million of goodwill, attributable to the Company’s acquisitions of TruePosition and Skyhook, primarily related to assembled workforces, non-contractual relationships and other intangibles that do not qualify for separate recognition. We perform our annual assessment of the recoverability of our goodwill in the fourth quarter each year. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the twostep goodwill impairment test. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. In mid-November 2014, Skyhook was notified that one of its significant customers, representing approximately 30-40% of its revenue, is not expected to renew its contract for 2015. Due to this anticipated decline in Skyhook's operations, the Company performed a Step 2 impairment test to determine the fair value of TruePosition and recorded a $35.2 million impairment loss related to TruePositions’ goodwill and intangible assets during December 2014. Fair Value of Financial Instruments. All marketable debt and equity securities held by the Company are classified as available-for-sale (“AFS”) and are carried at fair value generally based on quoted market prices. Fair values are determined for each individual security in the investment portfolio. GAAP permits entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity’s statements of operations (the “Fair Value Option”). Liberty Broadband has elected the fair value option for those of its AFS securities which it considers to be non-strategic (“Fair Value Option Securities”). Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. A small portion of the Company’s AFS securities are not designated as Fair Value Option Securities and from time to time are reviewed to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors considered in this determination are the length of time that the fair value of the investment is below the carrying value, the severity of the decline, and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investments. The Company’s assessment of the foregoing factors involves considerable management judgment and accordingly, actual results may differ materially from the Company’s estimates and judgments. Writedowns for AFS securities would be included in the consolidated statements of operations as other than temporary declines in fair values of investments. There were no impairment charges recorded during 2014, 2013 or 2012. All of the Company’s derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow F-15 hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company’s derivatives are currently designated as hedges. The fair value of certain of the Company’s derivative instruments are estimated using the Black Scholes Merton optionpricing model (“Black-Scholes model”). The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtains volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate is obtained at the inception of the derivative instrument and updated each reporting period, based on the Company’s estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Management judgment is required in estimating the Black-Scholes variables. Revenue Recognition. TruePosition earns revenue from the sale of hardware and licensing of software required to generate location records for wireless phones and other wireless devices on a cellular network and from the design, installation, testing, and commissioning of such hardware and software. In addition, TruePosition earns software maintenance revenue through the provision of ongoing technical and software support. TruePosition’s tangible products contain software components and non-software components that function together to deliver the tangible products’ essential functionality. Under the applicable accounting guidance, arrangements for such products are excluded from the scope of software revenue recognition guidance and are subject to the guidance for multiple-element arrangements. Accordingly, for multiple-element arrangements entered into or materially modified on or after January 1, 2011, the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by vendor specific objective evidence (“VSOE”) or third-party evidence of selling price or are based on the entity’s estimated selling price. The associated revenue for each element is recognized upon delivery assuming all other criteria for revenue recognition are met. For arrangements which do not qualify for treatment under the guidance, TruePosition continues to account for such arrangements consistent with the outstanding guidance for software revenue recognition. Under those policies, for revenue derived from multiple-element arrangements, if VSOE exists for each of the elements of the arrangement at the outset, the Company allocates the revenue to the various elements for recognition upon delivery of each element. If not, the revenue is deferred until the earlier of establishing sufficient VSOE for allocating revenue for recognition or delivery of all of the elements. If a multiple-element arrangement includes post-contract customer support (commonly referred to as maintenance), VSOE must exist for the maintenance in order to allocate revenue to all of the elements of the arrangement. If VSOE does not exist for the maintenance, revenue for the entire arrangement is recognized ratably over the contractual or expected term of the maintenance arrangement. Direct costs related to multiple-element arrangements are deferred and recognized as the related revenue is recognized. Direct costs include installation services, hardware, and software costs. TruePosition’s multiple-element arrangement with its significant customer also contemplates usage-based transaction fees for certain commercial uses of TruePosition’s hardware and software. To date, no transaction fees have been earned. TruePosition also provides training, technical, and repair services under its multiple-element arrangements. Revenue is recognized upon delivery of the services. In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers. The new guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a retrospective or cumulative effect transition method. This guidance is effective for fiscal F-16 years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is currently evaluating the effect that the new standard may have on its revenue recognition and has not yet selected a transition method but does not believe the standard will significant its financial statements and related disclosures. Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position. Quantitative and Qualitative Disclosures about Market Risk. We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks. We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of December 31, 2014, our debt is comprised of the following amounts: Variable rate debt Fixed rate debt Principal Weighted avg Principal Weighted avg amount interest rate amount interest rate dollar amounts in millions $ 372 1.8% $ — NA We are exposed to changes in stock prices primarily as a result of our significant holdings in publicly traded securities. We continually monitor changes in stock markets, in general, and changes in the stock prices of our holdings, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We periodically use equity collars and other financial instruments to manage market risk associated with certain investment positions. These instruments are recorded at fair value based on option pricing models. At December 31, 2014, the fair value of our AFS equity securities was $360.8 million. Had the market price of such securities been 10% lower at December 31, 2014, the aggregate value of such securities would have been $36.1 million lower. Additionally, our stock in Charter (our equity method affiliate) is publicly traded and not reflected at fair value in our balance sheet. Our investment in Charter is also subject to market risk that is not directly reflected in our financial statements. F-17

Financial Statements and Supplementary Data. The consolidated financial statements of Liberty Broadband Corporation are filed under this Item, beginning on Page F-19. The financial statement schedules required by Regulation S-X are filed under Item 15 of this Annual Report on Form 10-K. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None. Controls and Procedures. In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives"), of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2014 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. There has been no change in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Other Information. None. F-18

Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders Liberty Broadband Corporation: We have audited the accompanying consolidated balance sheets of Liberty Broadband Corporation (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. /s/ KPMG LLP Denver, Colorado March 12, 2015 F-19

LIBERTY BROADBAND CORPORATION Consolidated Balance Sheets December 31, 2014 and 2013 2014 2013 amounts in thousands Assets Current assets: Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 44,809 9,251 Trade and other receivables, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 617 523 Restricted cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,082 4,074 Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 441 Short-term marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,001 — Deferred income tax assets (note 9) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11,282 17,598 Derivative instruments (note 4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 97,847 Note receivable from parent (note 13) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 19,060 Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10,639 6,000 Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80,430 154,794 Investments in available-for-sale securities (note 5) . . . . . . . . . . . . . . . . . . . . . . . . . . . 360,762 326,700 Investments in affiliates, accounted for using the equity method (note 6) . . . . . . . . . . 2,498,804 2,402,024 Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,590 4,660 Goodwill (note 7) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27,166 20,669 Intangible assets subject to amortization, net (note 7) . . . . . . . . . . . . . . . . . . . . . . . . . . 12,915 429 Deferred income tax assets (note 9) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19,540 — Other assets, at cost, net of accumulated amortization. . . . . . . . . . . . . . . . . . . . . . . . . . 725 103 Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 3,003,932 2,909,379 Liabilities and Equity Current liabilities: Accounts payable and accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 15,953 9,335 Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,947 3,260 Derivative instruments (note 4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75,356 54,600 Other current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,340 2,912 Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 99,596 70,107 Debt (note 8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 372,000 — Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37,567 35,740 Deferred income tax liabilities (note 9) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 24,338 Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 509,163 130,185 Equity Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued . . . . — — Series A common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 26,126,459 and none at December 31, 2014 and 2013, respectively. . . 261 — Series B common stock, $.01 par value. Authorized 18,750,000 shares; issued and outstanding 2,467,547 and none at December 31, 2014 and 2013, respectively. . . . 25 — Series C common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 57,189,897 and none at December 31, 2014 and 2013, respectively. . . 572 — Parent’s investment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 2,986,079 Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,835,373 — Accumulated other comprehensive earnings, net of taxes . . . . . . . . . . . . . . . . . . . . . . . 7,918 7,890 Retained earnings (accumulated deficit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (349,380) (214,775) Total equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,494,769 2,779,194 Commitments and contingencies (note 14) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — Total liabilities and equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 3,003,932 2,909,379 See accompanying notes to consolidated financial statements. F-20

LIBERTY BROADBAND CORPORATION Consolidated Statements of Operations Years Ended December 31, 2014, 2013 and 2012 2014 2013 2012 amounts in thousands, except per share amounts Revenue: Service . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 58,426 61,264 64,113 Product . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10,619 16,099 18,985 Total revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 69,045 77,363 83,098 Operating costs and expenses Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 466 15,548 9,189 Write-down of inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 363 445 11,169 Operating, including stock-based compensation (notes 3,11) . . . . . . . . . . . . . . . . . 6,671 7,451 8,825 Selling, general and administrative, including stock-based compensation (notes 3,11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47,778 34,068 24,397 Research and development, including stock-based compensation (notes 3,11) . . 18,477 15,557 15,800 Gain on legal settlement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (6,000) — — Impairment of intangible assets (note 7) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,221 — — Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,043 4,382 5,839 112,019 77,451 75,219 Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (42,974) (88) 7,879 Other income (expense): Interest Expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1,138) — — Dividend and interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,426 6,878 5,415 Share of earnings (losses) of affiliates (note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . (127,573) (76,090) — Realized and unrealized gains (losses) on financial instruments, net (note 4) . . . . 51,189 97,860 57,582 Gain (loss) on dilution of investment in affiliate (note 6) . . . . . . . . . . . . . . . . . . . . (87,158) (92,933) — Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (63) (53) (117) Earnings (loss) from continuing operations before income taxes . . . . . . . . . . . . (202,291) (64,426) 70,759 Income tax benefit (expense) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67,686 22,698 (26,856) Net earnings (loss) from continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . . (134,605) (41,728) 43,903 Earnings (loss) from discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — 133 Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (134,605) (41,728) 44,036 Less net earnings (loss) attributable to the noncontrolling interests . . . . . . . . . . . . . . — — (160) Net earnings (loss) attributable to Liberty Broadband shareholders . . . . . . . . . . $ (134,605) (41,728) 44,196 Basic and diluted net earnings (loss) from continuing operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (1.52) (0.47) 0.50 Basic and diluted net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 3) . . . . . . . . . . . . . . . . . . $ (1.52) (0.47) 0.50 See accompanying notes to consolidated financial statements. F-21

LIBERTY BROADBAND CORPORATION Consolidated Statements of Comprehensive Earnings (Loss) Years ended December 31, 2014, 2013 and 2012 2014 2013 2012 amounts in thousands Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (134,605) (41,728) 44,036 Other comprehensive earnings (loss), net of taxes: Unrealized holding gains (losses) arising during the period . . . . . . . . . . . . . . . . (3,163) 2,105 949 Share of other comprehensive earnings (loss) of equity affiliates . . . . . . . . . . . 3,191 3,745 — Other comprehensive earnings (loss), net of taxes . . . . . . . . . . . . . . . . . . . . . . 28 5,850 949 Comprehensive earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (134,577) (35,878) 44,985 Less comprehensive earnings (loss) attributable to the noncontrolling interests — — (160) Comprehensive earnings (loss) attributable to Liberty Broadband shareholders . . $ (134,577) (35,878) 45,145 See accompanying notes to consolidated financial statements. F-22

LIBERTY BROADBAND CORPORATION Consolidated Statements of Cash Flows Years ended December 31, 2014, 2013 and 2012 2014 2013 2012 amounts in thousands Cash flows from operating activities: Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (134,605) (41,728) 44,036 Adjustments to reconcile net earnings (loss) to net cash provided by operating activities: Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,043 4,382 5,839 Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 999 996 (2,383) Impairment of intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,221 — — Cash payments for stock-based compensation . . . . . . . . . . . . . . . . . (732) (765) (758) Share of (earnings) losses of affiliates, net . . . . . . . . . . . . . . . . . . . . 127,573 76,090 — Realized and unrealized (gains) losses on financial instruments, net (51,189) (97,860) (57,582) (Gain) loss on dilution of investment in affiliate . . . . . . . . . . . . . . . . 87,158 92,933 — Deferred income tax expense (benefit) . . . . . . . . . . . . . . . . . . . . . . . (66,703) (30,924) 19,837 Other non-cash charges (credits), net . . . . . . . . . . . . . . . . . . . . . . . . . 18 39 20 Changes in operating assets and liabilities: Current and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 446 7,729 15,772 Payables and other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4,501) (5,417) (18,343) Net cash provided by operating activities . . . . . . . . . . . . . . . . . . . . . 2,728 5,475 6,438 Cash flows from investing activities: Capital expended for property and equipment . . . . . . . . . . . . . . . . . . . (1,398) (1,127) (1,893) Cash paid for acquisitions, net of cash acquired . . . . . . . . . . . . . . . . . (48,088) — — Proceeds (payments) from issuances and settlements of financial instruments, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — (59,612) — Investments in equity investees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (175,857) (2,565,150) — Amounts loaned to former parent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (55,646) (58,344) (35,000) Repayments by former parent on loan receivable . . . . . . . . . . . . . . . . 80,012 59,373 14,911 Purchases of short term investments and other marketable securities (9,001) — — Other investing activities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (8) (8) (17) Net cash used in investing activities . . . . . . . . . . . . . . . . . . . . . . . . . (209,986) (2,624,868) (21,999) Cash flows from financing activities: Borrowings of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 372,000 — — Contribution from (distribution to) former parent, net . . . . . . . . . . . . (129,184) 2,618,613 (6,994) Proceeds from issuances of financial instruments . . . . . . . . . . . . . . . . 130,237 63,547 39,230 Payments from settlements of financial instruments . . . . . . . . . . . . . . (130,237) (63,547) (37,534) Net cash provided by (used in) financing activities . . . . . . . . . . . . . 242,816 2,618,613 (5,298) Net increase (decrease) in cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,558 (780) (20,859) Cash and cash equivalents, beginning of year . . . . . . . . . . . . . . . . . . 9,251 10,031 30,890 Cash and cash equivalents, end of year . . . . . . . . . . . . . . . . . . . . . . . $ 44,809 9,251 10,031 Supplemental disclosure to the consolidated statements of cash flows: Years ended December 31, 2014 2013 2012 amounts in thousands Cash paid for interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,078 — — Cash paid for taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 2,870 16,577 10,939 See accompanying notes to consolidated financial statements. F-23

LIBERTY BROADBAND CORPORATION Consolidated Statement of Equity Years ended December 31, 2014, 2013 and 2012 Accumulated Retained Noncontrolling Additional other earnings interest in Preferred Common stock paid-in Parent’s comprehensive (accumulated equity of Total Stock Series A Series B Series C capital investment earnings deficit) subsidiary equity amounts in thousands Balance at January 1, 2012 . . . . . . . . . . . . . . . . . . . . . $ — — — — — 377,280 1,091 (217,243) (2,660) 158,468 Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . — — — — — — — 44,196 (160) 44,036 Other comprehensive earnings (loss) . . . . . . . . . . . — — — — — — 949 — — 949 Contribution from (distribution to) former parent . — — — — — (6,994) — — — (6,994) Distribution to noncontrolling interest . . . . . . . . . . — — — — — (2,820) — — 2,820 — Balance at December 31, 2012 . . . . . . . . . . . . . . . . . . $ — — — — — 367,466 2,040 (173,047) — 196,459 Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . — — — — — — — (41,728) — (41,728) Other comprehensive earnings (loss) . . . . . . . . . . . — — — — — — 5,850 — — 5,850 Contribution from (distribution to) former parent . — — — — — 2,618,613 — — — 2,618,613 Balance at December 31, 2013 . . . . . . . . . . . . . . . . . . $ — — — — — 2,986,079 7,890 (214,775) — 2,779,194 Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . — — — — — — — (134,605) — (134,605) Other comprehensive earnings (loss) . . . . . . . . . . . — — — — — — 28 — — 28 Stock compensation . . . . . . . . . . . . . . . . . . . . . . . . — — — — 422 — — — — 422 Change in capitalization in connection with Broadband Spin-Off . . . . . . . . . . . . . . . . . . . . . . — 261 25 572 3,155,537 (3,156,395) — — — — Contribution from (distribution to) former parent . — — — — (299,500) 170,316 — — — (129,184) Tax attributes in connection with Broadband Spin- Off . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — — — (21,086) — — — — (21,086) Balance at December 31, 2014 . . . . . . . . . . . . . . . . . . $ — 261 25 572 2,835,373 — 7,918 (349,380) — 2,494,769 See accompanying notes to consolidated financial statements. F-24

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements December 31, 2014, 2013 and 2012 (1) Basis of Presentation During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries (“Liberty,” formerly named Liberty Spinco, Inc.) authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly-owned subsidiary, Liberty Broadband Corporation (“Liberty Broadband”), and to distribute subscription rights to acquire shares of Liberty Broadband’s common stock (the “Broadband Spin-Off”). At 5:00 p.m., New York City time, on November 4, 2014 the Broadband Spin-Off was completed and shares of Liberty Broadband common stock were distributed to the shareholders of Liberty as of a record date of 5:00 p.m., New York City time, on October 29, 2014. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc. (“Charter”), (ii) Liberty’s former wholly-owned subsidiary TruePosition, Inc. (“TruePosition”), (iii) Liberty’s former minority equity investment in Time Warner Cable, Inc. (“Time Warner Cable”), (iv) certain deferred tax liabilities, as well as liabilities related to the Time Warner Cable written call option and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. These financial statements refer to the combination of the aforementioned subsidiary, investments, and financial instruments, as “Liberty Broadband,” “the Company,” “us,” “we” and “our” in the notes to the consolidated financial statements. The Broadband Spin-Off was accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty common stock. In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock received one-fourth of a share of the corresponding series of Liberty Broadband common stock for each share of Liberty common stock held by them as of 5:00 p.m., New York City time, on October 29, 2014 (the record date), with cash paid in lieu of fractional shares. In addition, following the completion of the Broadband Spin-Off, on December 10, 2014, stockholders received a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband common stock they held as of 5:00 p.m., New York City time, on December 4, 2014 (the rights record date). See “Note 10 Stockholders’ Equity” for additional information related to the rights offering. Following the Broadband Spin-Off, Liberty and Liberty Broadband operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. In connection with the Broadband Spin-Off, Liberty and Liberty Broadband entered into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Broadband Spin-Off and to provide for an orderly transition. These agreements include a reorganization agreement, a services agreement, a facilities sharing agreement and a tax sharing agreement. The reorganization agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Broadband Spin-Off, certain conditions to the Broadband Spin-Off and provisions governing the relationship between Liberty Broadband and Liberty with respect to and resulting from the Broadband Spin-Off. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Liberty and Liberty Broadband and other agreements related to tax matters. Pursuant to the tax sharing agreement, Liberty Broadband has agreed to indemnify Liberty, subject to certain limited exceptions, for losses and taxes resulting from the Broadband Spin-Off to the extent such losses or taxes result primarily from, individually or in the aggregate, the breach of certain restrictive covenants made by Liberty Broadband (applicable to actions or failures to act by Liberty Broadband and its subsidiaries following the completion of the Broadband Spin-Off). Pursuant to the services agreement, Liberty provides Liberty Broadband with general and administrative services including legal, tax, accounting, treasury and investor relations support. Under the facilities sharing agreement, Liberty Broadband shares office space with Liberty and related amenities at Liberty’s corporate headquarters. Liberty Broadband will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services which will be negotiated semi-annually. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and represent a combination of the historical financial information of TruePosition, the Company’s interest in Charter, the Company’s minority equity investment in Time Warner Cable and certain deferred tax liabilities, as well as liabilities related to the Time Warner Cable call option. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. F-25

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 (2) Description of Business TruePosition was incorporated on November 24, 1992. TruePosition develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide. Since 2012, TruePosition has been largely dependent on one wireless carrier (AT&T), which accounted for approximately 90% of TruePosition’s overall revenue. Additionally, AT&T’s contract expires on January 1, 2016. In 2012, TruePosition shut down EmFinders, a subsidiary focused on developing and marketing devices to be worn by individuals with medical impairments. During 2012, the minority interest owners in EmFinders relinquished their ownership interests and EmFinders later ceased business operations. The consolidated financial statements and accompanying notes of Liberty Broadband have been prepared reflecting EmFinders as a discontinued operation. The following operating results of EmFinders are reported separately under discontinued operations in the accompanying consolidated statement of operations (amounts in thousands): Year ended December 31, 2012 amounts in thousands Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 113 Net earnings (loss) before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . $ (2,022) Income tax benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 2,155 The net earnings (loss) per share from discontinued operations attributable to Liberty Broadband shareholders, discussed above, is as follows: Year ended December 31, 2012 Basic earnings (losses) from discontinued operations attributable to Liberty Broadband shareholders per common share . . . . . . . . . . . . . . . . . . . . . . . . . . $ 0.00 Operating cash outflows attributable to discontinued operations were $910 thousand for the year ended December 31, 2012. On February 14, 2014, TruePosition acquired 100% of the outstanding common shares of Skyhook Wireless, Inc. (“Skyhook”), a Delaware corporation, for approximately $57.5 million in cash. Skyhook is a provider of hybrid wireless positioning technology and contextual location intelligence. Acquisition related costs of $958 thousand and $624 thousand are included in selling, general and administrative expenses for the years ending December 31, 2014 and 2013, respectively. TruePosition used its cash plus a capital contribution of $49.4 million from Liberty during 2014 to fund the acquisition. Upon the acquisition of Skyhook, TruePosition placed $6.0 million of the cash consideration into an escrow account for use to settle any indemnification claims made by TruePosition during the 12 months subsequent to closing the acquisition. There were no F-26

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 claims made against the escrow account, and the full amount was released to the selling parties during February 2015. The purchase price allocation resulted in the following (amounts in thousands): Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 9,442 Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24,931 Amortizable intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,598 Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,353 Accounts payable and accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (6,905) Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (5,000) Deferred taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1,889) $ 57,530 Amortizable intangible assets acquired include tradenames, customer relationships, and software. The fair value of these assets was determined using projected cash flows based on Level 3 inputs, and the remaining useful life of these assets was determined to be 5 years. Accordingly, the amortizable intangible assets acquired will be amortized straight-line over this period. Goodwill is calculated as the excess of the consideration transferred over the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and non-contractual relationships. Assuming the Skyhook transaction took place on January 1, 2013, the Company’s revenue would have been approximately $85.9 million, the operating loss would have been $11.7 million and the net loss would have been $48.7 million on a pro forma basis for the year ended December 31, 2013. The previous amounts were determined using historical results of Liberty Broadband and Skyhook, including purchase accounting amortization. Such amounts are not indicative of what actual amounts might have been had the transaction occurred as of that date. In mid-November 2014, Skyhook was notified that one of its significant customers is not expected to renew its contract for 2015. As a result, approximately 30-40% of Skyhook's revenue may not be recurring for 2015. Due to this anticipated decline in Skyhook's operations, the Company performed a Step 2 impairment test to determine the fair value of Skyhook and recorded a $35.2 million impairment loss related to TruePosition’s goodwill and intangible assets related to Skyhook during December 2014. See note 7 for additional discussion regarding this impairment loss. Charter is a cable operator that provides services in the United States. Charter offers to residential and commercial customers traditional cable video programming, Internet services, and voice services, as well as advanced video services such as Charter OnDemandTM, high definition television, and digital video recorder (“DVR”) service. Charter sells its cable video programming, Internet, voice, and advanced video services primarily on a subscription basis. Charter also sells local advertising on cable networks and on the Internet and provides fiber connectivity to cellular towers. Liberty acquired its interest in Charter on May 1, 2013. At December 31, 2014, Liberty Broadband owned approximately 28.8 million shares of Charter common stock, which represents an approximate 26% ownership interest in Charter’s issued and outstanding shares as of December 31, 2014. Under Liberty’s stockholders agreement with Charter, Liberty had the right to nominate four directors to the Charter board of directors, subject to certain exclusions and requirements. Liberty also had the right to cause one of its nominees to serve on the nominating and corporate governance, audit and compensation and benefits committees of the board, provided they meet the independence and other qualifications for membership on those committees. These rights were transferred to Liberty Broadband in connection with the Broadband Spin-Off. Also included in Liberty Broadband is an investment in outstanding shares of Time Warner Cable, which is classified as available-for-sale and is carried at fair value based on quoted market prices. As of December 31, 2013, the Company had two outstanding written call options, each on 625,000 Time Warner Cable shares with strike prices of $91.6834 and $90.8420 per share which expired in February and August 2014, respectively. During 2014, the Company entered into two separate written call options, each on 625,000 Time Warner Cable shares with strike prices of $92.0232 and $90.8420 per share which were rolled into two new call options during October 2014. As of December 31, 2014, the Company had an outstanding written call option on 625,000 Time Warner Cable shares with a strike price of $92.0232 per share which expired in February 2015. Additionally, as of December 31, 2014, the Company had another outstanding written call option on 625,000 Time Warner Cable shares with a strike price of $92.8420 per share which expires in May 2015. F-27

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 (3) Summary of Significant Accounting Policies Cash and Cash Equivalents Cash consists of cash deposits held in global financial institutions. Cash equivalents consist of highly liquid investments with maturities of three months or less at the time of acquisition. Cash that has restrictions upon its usage has been excluded from cash and cash equivalents. Restricted cash comprises bank deposits securing a line of credit (note 8). Restricted cash was $4 million at December 31, 2014 and 2013. Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable are recorded at the invoiced amount and reduced by an allowance for doubtful accounts. Such allowance aggregated approximately $45 thousand and $1 thousand at December 31, 2014 and 2013, respectively. For accounts outstanding longer than the contractual payment terms, the Company determines an allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations to us, and current economic conditions. Derivative Instruments and Hedging Activities All of the Company’s derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company’s derivatives are currently designated as hedges. The fair value of certain of the Company’s derivative instruments are estimated using the Black Scholes Merton optionpricing model (“Black-Scholes model”). The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company’s estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Management judgment was required in estimating the Black-Scholes variables. See note 4 for further discussion of fair value of the Company’s derivative instruments. Inventory Inventory is stated at the lower of cost or market, determined on a first-in, first-out method. During the years ended December 31, 2014, 2013 and 2012, the Company recorded write-downs of inventory of $363 thousand, $445 thousand and $11.2 million, respectively. F-28

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Property and Equipment Property and equipment consists of the following (amounts in thousands): December 31, 2014 2013 Support equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 34,526 34,542 Computer equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,382 3,961 Furniture & fixtures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,006 1,849 39,914 40,352 Accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (36,324) (35,692) $ 3,590 4,660 Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed using the straightline method over the estimated useful lives of the assets, which is three years for computer equipment and five years for support equipment and furniture and fixtures. Investments All marketable debt and equity securities held by the Company are classified as available-for-sale (“AFS”) and are carried at fair value generally based on quoted market prices. Fair values are determined for each individual security in the investment portfolio. Unrealized gains and losses, net of taxes, arising from changes in fair value are reported in accumulated other comprehensive income (loss) as a component of shareholders’ equity. GAAP permits entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity’s statements of operations (the “Fair Value Option”). Liberty Broadband has elected the fair value option for those of its AFS securities which it considers to be non-strategic (“Fair Value Option Securities”). Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The total value of AFS securities for which the Company has elected the fair value option aggregated $360 million and $320 million as of December 31, 2014 and 2013, respectively. The Company continually reviews its AFS securities not designated as Fair Value Option Securities to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors considered in this determination are the length of time that the fair value of the investment is below the carrying value, the severity of the decline, and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investments. The Company’s assessment of the foregoing factors involves considerable management judgment and accordingly, actual results may differ materially from the Company’s estimates and judgments. Writedowns for AFS securities would be included in the consolidated statements of operations as other than temporary declines in fair values of investments. There were no impairment charges recorded during 2014, 2013 or 2012. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company’s investment in, advances to and commitments for the investee. The Company’s share of net earnings or loss of affiliates also includes any other than temporary declines in fair value recognized during the period. F-29

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Changes in the Company’s proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. To the extent there is a difference between our ownership percentage in the underlying equity of an equity method investee and our carrying value, such difference is accounted for as if the equity method investee were a consolidated subsidiary. As Liberty Broadband does not control the decision making process or business management practices of affiliates accounted for using the equity method, Liberty Broadband relies on management of its affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, Liberty Broadband relies on the audit reports that are provided by the affiliates’ independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty Broadband’s consolidated financial statements. Leases The Company, through its consolidated entities, leases facilities and certain equipment under cancelable and noncancelable lease agreements. The terms of some of the lease agreements provide for rental payments on a graduated basis. Rent expense is recognized on a straight-line basis over the lease period and accrued as rent expense incurred but not paid. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier. Goodwill and Other Intangible Assets The Company performs at least annually an assessment of the recoverability of goodwill and other indefinite-lived intangible assets during the fourth quarter of each year. The Company utilizes a qualitative assessment for determining whether the quantitative impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step impairment test. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company-specific performance in future periods. If a step one test is considered necessary for goodwill impairment testing based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company’s valuation analysis are based on management’s best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. For those reporting units whose carrying value exceeds the fair value, a second test is required to measure the impairment loss (the “Step 2 Test”). In the Step 2 Test, the fair value (Level 3) of the reporting unit is allocated to all of the identifiable assets and liabilities of the reporting unit with any residual value being allocated to goodwill. Any excess of the carrying value of the goodwill over this allocated amount is recorded as an impairment charge. The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, F-30

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Internal Use Software Development Costs Certain costs incurred during the application development stage related to the development of internal use software are capitalized and included in other intangible assets. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. Costs related to the planning and post implementation phases of software development are expensed as these costs are incurred. Maintenance and enhancement costs (including those costs in the postimplementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized. Impairment of Long-Lived Assets Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of three to five years. The Company periodically reviews the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group, or a significant decline in the observable market value of an asset group, among others. If such facts indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. The Company recorded a $16.8 million impairment loss of its intangible assets with definite lives during the year ended December 31, 2014 due to an anticipated decline in Skyhook’s operations as a result of the loss of one of Skyhook’s significant customers, as discussed in note 2. There was no indication of impairment of long-lived assets during the years ended December 31, 2013 and 2012. Noncontrolling Interests Noncontrolling interest relates to the equity ownership interest in one of TruePosition’s consolidated companies that it did not wholly own until 2012. The Company reports noncontrolling interests of consolidated companies within shareholders’ equity in the balance sheet and the amount of net income attributable to the parent and to the noncontrolling interest is presented in the statements of operations. Also, changes in ownership interests in consolidated companies in which the Company maintains a controlling interest are recorded in equity. Foreign Currency Translation and Transaction Gains and Losses The functional currency of the Company is the United States (“U.S.”) dollar. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period end exchange rate) or realized upon settlement of the transactions. F-31

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Revenue Recognition TruePosition earns revenue from the sale of hardware and licensing of software required to generate location records for wireless phones and other wireless devices on a cellular network and from the design, installation, testing, and commissioning of such hardware and software. In addition, TruePosition earns software maintenance revenue through the provision of ongoing technical and software support. TruePosition’s tangible products contain software components and non-software components that function together to deliver the tangible products’ essential functionality. Under the applicable accounting guidance, arrangements for such products are excluded from the scope of software revenue recognition guidance and are subject to the guidance for multiple-element arrangements. Accordingly, for multiple-element arrangements entered into or materially modified on or after January 1, 2011, the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by vendor specific objective evidence (“VSOE”) or third-party evidence of selling price or are based on the entity’s estimated selling price. The associated revenue for each element is recognized upon delivery assuming all other criteria for revenue recognition are met. For arrangements which do not qualify for treatment under the new guidance, TruePosition continues to account for such arrangements consistent with the guidance for software revenue recognition. Under those policies, for revenue derived from multiple-element arrangements, if VSOE exists for each of the elements of the arrangement at the outset, the Company allocates the revenue to the various elements for recognition upon delivery of each element. If not, the revenue is deferred until the earlier of establishing sufficient VSOE for allocating revenue for recognition or delivery of all of the elements. If a multiple-element arrangement includes post-contract customer support (commonly referred to as maintenance), VSOE must exist for the maintenance in order to allocate revenue to all of the elements of the arrangement. If VSOE does not exist for the maintenance, revenue for the entire arrangement is recognized ratably over the contractual or expected term of the maintenance arrangement. Direct costs related to multiple-element arrangements are deferred and recognized as the related revenue is recognized. Direct costs include installation services, hardware, and software costs. TruePosition’s multiple-element arrangement with its significant customer also contemplates usage-based transaction fees for certain commercial uses of TruePosition’s hardware and software. To date, no transaction fees have been earned. TruePosition also provides training, technical, and repair services under its multiple-element arrangements. Revenue is recognized upon delivery of the services. In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers. The new guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a retrospective or cumulative effect transition method. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is currently evaluating the effect that the new standard may have on its revenue recognition and has not yet selected a transition method but does not believe the standard will significantly affect its financial statements and related disclosures. Research and Development Costs Research and development costs are expensed as incurred. Product Warranty TruePosition generally provides a warranty on its product for a term of one year. The accrual for warranty costs is provided at the time of client acceptance using management’s estimates, which are based upon assumptions about future events. In addition, the recorded accrual is adjusted for specifically identified warranty exposures if unforeseen technical problems arise. F-32

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The Company’s accrued warranty liability was $2 thousand and $222 thousand as of December 31, 2014 and 2013, respectively, and is included in accrued liabilities in the accompanying consolidated balance sheets. Deferred Revenue and Deferred Costs Deferred revenue represents billings in excess of revenue previously recognized. Deferred costs represent direct costs related to installation services, hardware, and software, which, to the extent not previously recognized, are recognized as the related revenue is recognized. Deferred revenue, long-term portion, includes $35.5 million of payments received from a customer which were attributed to prepaid transaction fees. As of December 31, 2014, no fees had been earned. Stock -Based Compensation As more fully described in note 11, Liberty has granted to its directors, employees and employees of certain of its subsidiaries options, restricted stock and stock appreciation rights (“SARs”) to purchase shares of Liberty common stock (collectively, “Awards”). Liberty measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Liberty measures the cost of employee services received in exchange for an Award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Certain outstanding awards of Liberty were assumed by Liberty Broadband at the time of the Broadband Spin-Off. Additionally, TruePosition and Skyhook each sponsor a long-term incentive plan (“LTIP”) which provide for the granting of phantom stock units (“PSUs”), and phantom stock appreciation rights (“PARs”) to employees, directors, and consultants of TruePosition and Skyhook, respectively. TruePosition also sponsors a Stock Incentive Plan (“SIP”), which provides for the granting of stock options to employees, directors, and consultants of TruePosition. TruePosition measures the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award and recognizes that cost ratably over the period during which the employee is required to provide service (usually the vesting period of the award). TruePosition measures the cost of employee services received in exchange for awards of liability instruments (such as PSUs and PARs that will be settled in cash) based on the current fair value of the award, and remeasures the fair value of the award at each reporting date. The consolidated statements of operations includes stock-based compensation related to TruePosition awards. Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation for the years ended December 31, 2014, 2013 and 2012 (amounts in thousands): December 31, 2014 2013 2012 Operating expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1 2 (398) Selling, general and administrative . . . . . . . . . . . . . . . . . . . . . . . 832 751 (1,484) Research and development . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 166 243 (501) $ 999 996 (2,383) Income Taxes The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, F-33

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates. When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations. We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. Certain Risks and Concentrations The TruePosition business is subject to certain risks and concentrations including dependence on relationships with its customers. TruePosition has one significant customer, the loss of which would have a material adverse effect on TruePosition’s business. For the years ended December 31, 2014, 2013 and 2012, this customer accounted for 83%, 85% and 93%, respectively, of TruePosition’s total revenue. Contingent Liabilities Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements. Comprehensive Earnings (Loss) Comprehensive earnings (loss) consists of net income (loss), cumulative foreign currency translation adjustments, unrealized gains and losses on available-for-sale securities, net of tax and the Company’s share of the comprehensive earnings (loss) of our equity method affiliate. Earnings per Share (EPS) Basic earnings (loss) per common share (“EPS”) is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. F-34

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The Company issued 85,761,332 common shares, which is the aggregate number of shares of Series A, Series B and Series C common stock outstanding upon the completion of the Broadband Spin-Off on November 4, 2014. Additionally, as part of the recapitalization, Liberty Broadband distributed subscription rights, which were priced at a discount to the market value, to all holders of Liberty Broadband common stock (see further discussion in note 10). The rights offering, because of the discount, is considered a stock dividend which requires retroactive treatment for prior periods for the weighted average shares outstanding based on a factor applied determined by the fair value per share immediately prior to the rights exercise and the theoretical fair value after the rights exercise. The number of shares issued upon completion of the Broadband Spin-Off, adjusted for the rights factor, was used to determine both basic and diluted earnings (loss) per share for the years ended December 31, 2013 and 2012 and for the period from January 1, 2014 through the date of the Broadband Spin-Off, as no Company equity awards were outstanding prior to the Broadband Spin-Off. Basic earnings (loss) per share subsequent to the Broadband Spin-Off was computed using the weighted average number of shares outstanding (“WASO”) from the date of the completion of the Broadband Spin-Off through December 31, 2014, adjusted for the rights factor. Diluted earnings per share subsequent to the Broadband Spin-Off was computed using the WASO from the date of the completion of the Broadband Spin-Off through December 31, 2014, adjusted for the rights factor and potentially dilutive equity awards outstanding during the same period. Years ended December 31, 2014 2013 2012 number of shares in thousands Basic WASO . . . . . . . . . . . . . . . . . . . . . . . . . . 88,143 88,343 88,343 Potentially dilutive shares . . . . . . . . . . . . . . . . 630 — — Diluted WASO . . . . . . . . . . . . . . . . . . . . . . . . . 88,773 88,343 88,343 Excluded from diluted EPS for the year ended December 31, 2014 are approximately 17 thousand potential common shares because their inclusion would be anti-dilutive. Reclasses and adjustments Certain prior period amounts have been reclassified for comparability with the current year presentation. Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) application of the equity method of accounting for its affiliates, (ii) fair value of non-financial instruments, (iii) fair value of financial instruments, (iv) revenue recognition, and (v) accounting for income taxes to be its most significant estimates. (4) Assets and Liabilities Measured at Fair Value For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3. F-35

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The Company’s assets and liabilities measured at fair value are as follows: December 31, 2014 December 31, 2013 Quoted prices Significant Quoted prices Significant in active other in active other markets for observable markets for observable identical assets inputs identical assets inputs Description Total (Level 1) (Level 2) Total (Level 1) (Level 2) amounts in thousands Cash and cash equivalents . . $ 36,002 36,002 — — — — Short-term marketable securities . . . . . . . . . . . . . . . $ 9,001 9,001 — — — — Available-for-sale securities . $ 360,762 360,762 — 326,700 326,700 — Charter warrants . . . . . . . . . . $ — — — 97,847 — 97,847 Time Warner Cable written call options . . . . . . . . . . . . . $ (75,356) — (75,356) (54,600) — (54,600) The fair value of Level 2 derivative assets were obtained from pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets. The fair value of Level 2 derivative liabilities were derived from a Black-Scholes model using observable market data as the significant inputs. The inputs used in the model during the period outstanding (exclusive of the applicable trading price of Time Warner Cable stock and the strike prices associated with the call options) were as follows: Range Volatility . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11.7% — 29.1 % Interest rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.23% — 0.27 % Dividend yield . . . . . . . . . . . . . . . . . . . . . . . . . . . 0% — 1.71 % Other Financial Instruments Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities. The carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets. Realized and Unrealized Gains (Losses) on Financial Instruments Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following: Years ended December 31, 2014 2013 2012 (amounts in thousands) Charter warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 32,782 38,234 — Time Warner Cable investment and written call options . . . 18,407 59,626 57,582 $ 51,189 97,860 57,582 F-36

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 (5) Investments in Available-for-Sale Securities All marketable equity and debt securities held by the Company are classified as available-for-sale (“AFS”) and are carried at fair value generally based on quoted market prices. GAAP permits entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity’s statements of operations. The Company has elected to account for those of its AFS securities which it considers to be nonstrategic (“Fair Value Option Securities”) at fair value. Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gains (losses) on financial instruments in the accompanying consolidated statements of operations. Investments in AFS securities, including Fair Value Option Securities separately aggregated, are summarized as follows: December 31, December 31, 2014 2013 amounts in thousands Fair Value Option Securities Time Warner Cable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 359,615 320,452 Other equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,147 6,248 Total Investments in available-for-sale securities . . . . . . . . . . . . . . . . . . . . $ 360,762 326,700 Unrealized Holding Gains and Losses As of December 31, 2014 and 2013, the gross unrealized holding gains related to investment in AFS securities were $982 thousand and $5.9 million, respectively. There were no gross unrealized holding losses related to investment in AFS securities for the periods presented. (6) Investments in Affiliates Accounted for Using the Equity Method In May 2013, Liberty completed a transaction with investment funds managed by, or affiliated with, Apollo Management, Oaktree Capital Management and Crestview Partners to acquire approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership (including the warrants on an as if converted basis) in Charter at the time of purchase and a price per share of $95.50. Liberty funded the purchase with a combination of cash of approximately $1.2 billion on hand and new margin loan arrangements on approximately 20.3 million Charter common shares, approximately 720 million SIRIUS XM common shares, approximately 8.1 million Live Nation common shares and a portion of Liberty’s available for sale securities, including shares of Time Warner Cable. The margin loan secured by the Charter and Time Warner Cable shares was repaid and the collateral was released prior to completion of the Broadband Spin-Off. Liberty allocated the purchase price between the shares of common stock and the warrants acquired in the transaction by determining the fair value of the publicly traded warrants and allocating the remaining balance to the shares acquired, which resulted in an excess basis in the investment of $2,532.3 million. The investment in Charter is accounted for as an equity method affiliate based on the ownership interest obtained and the board seats held by individuals appointed by Liberty. During May 2014, Liberty purchased 897 thousand Charter shares for approximately $124.5 million. During November 2014, subsequent to the completion of the Broadband Spin-Off, Liberty Broadband borrowed $52 million to fund the exercise of all of the Company’s outstanding Charter warrants (see note 8). The exercise of the Charter warrants resulted in a non-cash investing addition of $130.6 million to the investments in affiliates, accounted for using the equity method line item and a $130.6 million non-cash investing reduction to the derivative instruments line item within the consolidated balance sheets. F-37

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Charter Communications, Inc. Summarized financial information for Charter is as follows: Consolidated Balance Sheets December 31, December 31, 2014 2013 amounts in millions Current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 371 322 Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,373 7,981 Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,168 1,177 Intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,111 7,398 Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,527 417 Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 24,550 17,295 Current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,635 1,467 Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,674 1,431 Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21,023 14,181 Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72 65 Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 146 151 Total liabilities and equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 24,550 17,295 Consolidated Statements of Operations Years ended December 31, 2014 2013 amounts in millions Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 9,108 8,155 Cost and expenses: Operating costs and expenses (excluding depreciation and amortization) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,973 5,345 Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . 2,102 1,854 Other operating expenses, net . . . . . . . . . . . . . . . . . . . . . . . . 62 47 8,137 7,246 Operating income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 971 909 Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (911) (846) Loss on extinguishment of debt . . . . . . . . . . . . . . . . . . . . . . . . . — (123) Other income (expense), net . . . . . . . . . . . . . . . . . . . . . . . . . . . . (7) 11 Income tax (expense) benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . (236) (120) Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (183) (169) As of December 31, 2014, the carrying value of Liberty Broadband’s ownership in Charter was approximately $2,499 million. The market value of Liberty Broadband’s ownership in Charter as of December 31, 2014 was approximately $4,805 million, which represented an approximate ownership of 26% of the outstanding equity of Charter as of that date. During the years ended December 31, 2014 and 2013, there were $87.2 million and $92.9 million of dilution losses, respectively, in the Company’s investment in Charter due to warrant and stock option exercises by third parties below Liberty Broadband’s book basis per share. F-38

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 During the years ended December 31, 2014 and 2013, the Company recorded $3.2 million and $3.7 million, respectively, of its share of Charter’s other comprehensive earnings, net of income taxes. Charter records gains and losses related to the fair value of its interest rate swap agreements which qualify as hedging activities in other comprehensive income. The pre-tax portion of Liberty Broadband’s share of Charter’s other comprehensive earnings was $5.2 million and $6.0 million for the years ended December 31, 2014 and 2013, respectively. Due to the amortization of amortizable assets acquired and losses due to warrant and stock option exercises at Charter (as previously discussed), the excess basis has decreased to $2,461.3 million as of December 31, 2014. Such amount has been allocated within memo accounts used for equity method accounting purposes as follows (amounts in millions): Property and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 433.9 Customer relationships . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 664.1 Franchise fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,451.4 Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36.2 Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 960.1 Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (221.5) Deferred income tax liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (862.9) $ 2,461.3 Upon acquisition, the Company ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. Outstanding debt is amortized over the contractual period using the effective interest rate method. Included in our share of losses from Charter of $127.6 million and $76.1 million for the years ended December 31, 2014 and 2013, respectively, are $81.2 million and $44.3 million, respectively, of losses, net of taxes, due to the amortization of the excess basis of our investment in Charter related to debt and intangible assets with identifiable useful lives. (7) Goodwill and Other Intangible Assets Changes in the carrying amount of TruePosition goodwill is as follows (amounts in thousands): Balance at January 1, 2013 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 20,669 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — Balance at December 31, 2013 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20,669 Acquisitions (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24,931 Impairments (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (18,434) Balance at December 31, 2014 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 27,166 (1) As discussed in note 2, TruePosition acquired Skyhook on February 14, 2014. (2) As discussed in note 2, as a result to the loss of one of Skyhook’s significant customers in November 2014, the Company performed a Step 2 impairment test to determine the fair value of Skyhook. The fair value of Skyhook, including the related intangibles and goodwill, was determined using Skyhook’s projections of future operating performance and applying a combination of market multiples (market approach) and discounted cash flow (income approach) calculations (Level 3). As of December 31, 2014 accumulated goodwill impairment losses for TruePosition was $18.4 million. Goodwill, attributable to the Company’s acquisitions of TruePosition and Skyhook, primarily relates to assembled workforces, non-contractual relationships and other intangibles that do not qualify for separate recognition. The Company does not have any other significant indefinite lived intangible assets. F-39

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Intangible assets subject to amortization are comprised of the following (amounts in thousands): December 31, 2014 December 31, 2013 Gross Carrying Accumulated Net Carrying Gross Carrying Accumulated Net Carrying Amount Amortization Amount Amount Amortization Amount Acquired patents . . . . . . . . . . $ 8,822 (5,801) 3,021 3,110 (3,085) 25 Trademarks . . . . . . . . . . . . . . 2,788 (788) 2,000 — — — Capitalized software . . . . . . . 10,991 (10,597) 394 10,694 (10,290) 404 Customer relationships . . . . . 10,212 (2,712) 7,500 — — — $ 32,813 (19,898) 12,915 13,804 (13,375) 429 TruePosition’s patents are amortized straight-line over three years. TruePosition's capitalized software intangible assets are amortized straight-line over three to five years. TruePosition's customer relationships and tradename are amortized straightline over five years. Amortization expense was $6.5 million, $1.4 million and $2.3 million for each of the years ended December 31, 2014, 2013 and 2012, respectively. The estimated future amortization expense for the next five years related to intangible assets with definite lives as of December 31, 2014 is as follows (amounts in thousands): 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 3,265 2016 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,170 2017 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,063 2018 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,035 2019 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 382 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 12,915 (8) Debt On October 30, 2014, in connection with and prior to the effectiveness of the Broadband Spin-Off, a wholly-owned special purpose subsidiary of the Company ("BroadbandSPV") entered into two margin loan agreements (the "Margin Loan Agreements") with each of the lenders party thereto. The Margin Loan Agreements permit BroadbandSPV, subject to certain funding conditions, to borrow term loans up to an aggregate principal amount equal to $400 million (the "Margin Loans"), of which BroadbandSPV borrowed $320 million on October 31, 2014 and had $80 million available to be drawn immediately following the Broadband Spin-Off. During November 2014, subsequent to the Broadband Spin-Off, Liberty Broadband borrowed an additional $52 million to fund the exercise of the Charter warrants. As of December 31, 2014, Liberty Broadband had $372.0 million outstanding under the Margin Loan Agreements, with an additional $28.0 million available to be drawn. $300 million of the amount borrowed pursuant to the Margin Loan Agreements (less certain expenses incurred in connection with the Margin Loans) was distributed to Liberty prior to the Broadband Spin-Off. The maturity date of the Margin Loans is October 30, 2017. Borrowings under the Margin Loan Agreements bear interest at the three-month LIBOR rate plus 1.55%. Interest is payable quarterly in arrears beginning on December 31, 2014. The Margin Loan Agreements contain various affirmative and negative covenants that restrict the activities of BroadbandSPV. The Margin Loan Agreements do not include any financial covenants. The Margin Loan Agreements also contain certain restrictions related to additional indebtedness. BroadbandSPV's obligations under the Margin Loan Agreements are guaranteed by the Company. In addition, BroadbandSPV's obligations are secured by first priority liens on a portion of the Company's ownership interest in Charter, sufficient for BroadbandSPV to meet its loan to value requirement under the Margin Loan Agreements. Each agreement contains language that indicates that Liberty Broadband, as borrower and transferor of underlying shares as collateral, has the right to exercise all voting, consensual and other powers of ownership pertaining to the transferred shares for all purposes, provided that Liberty Broadband agrees that it will not vote the shares in any manner that would reasonably be expected to give rise to transfer or other certain restrictions. Similarly, the loan agreements indicate that no lender party shall have any voting rights with respect F-40

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 to the shares transferred, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreements. As of December 31, 2014, 7.0 million shares of Charter with a value of $1.2 billion were pledged as collateral pursuant to the Margin Loans. TruePosition had a $4 million line of credit, which expired on December 25, 2013, covering standby letters of credit issued for the benefit of TruePosition. Pursuant to the terms of the line of credit, upon its expiration, any issued and outstanding letters of credit remain in effect through the remainder of their respective terms. $634 thousand in letters of credit were outstanding and those letters of credit remain outstanding as of December 31, 2014 and 2013. Letters of credit issued under the line of credit prior to its expiration remain collateralized by a cash deposit maintained by the bank (note 3), which will remain in place during the remaining terms of the outstanding letters of credit. The line of credit bore interest at the rate of four-tenths of 1% per annum on the balance available for issuance of letters of credit. Letters of credit issued under the line of credit bore interest at 2.5% through March 2012, and 1.75% thereafter. All interest was payable quarterly. Interest expense related to the line of credit was not significant for the years ended December 31, 2014, 2013, or 2012. (9) Income Taxes Liberty Broadband, as consolidated, was included in the federal consolidated income tax return of Liberty through November 4, 2014. Liberty Broadband will file a separate federal consolidated income tax return for the period November 5, 2014 through December 31, 2014. The tax provision included in these financial statements has been prepared on a stand-alone basis, as if Liberty Broadband was not part of the consolidated Liberty group. Charter and Time Warner Cable are not included in the Liberty Broadband consolidated group tax return as Liberty Broadband owns less than 80% of both companies. A portion of the income taxes allocated to Liberty Broadband by Liberty were treated as an equity contribution by Liberty upon completion of the Broadband Spin-Off. The remaining amount allocated to Liberty Broadband by Liberty prior to the completion of the Broadband Spin-Off will be settled in 2015 through the Company’s tax sharing agreement with Liberty. Income tax benefit (expense) consists of: Years ended December 31, 2014 2013 2012 amounts in thousands Current: Federal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 510 (5,124) (5,778) State and local . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 473 (3,102) (1,213) 983 (8,226) (6,991) Deferred: Federal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 62,014 26,735 (19,537) State and local . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,689 4,189 (328) 66,703 30,924 (19,865) Income tax benefit (expense) . . . . . . . . . . . . . . . . . . . . . . . . $ 67,686 22,698 (26,856) F-41

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following: Years ended December 31, 2014 2013 2012 amounts in thousands Computed expected tax benefit (expense) . . . . . . . . . . . . . . . . . . . $ 70,802 22,549 (24,766) State and local taxes, net of federal income taxes . . . . . . . . . . . . . 2,657 2,462 (642) Foreign taxes, net of foreign tax credit . . . . . . . . . . . . . . . . . . . . . — (751) 751 Change in valuation allowance . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,154) (986) (3,168) Dividends received deduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 819 1,506 973 Change in tax rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (998) (1,756) — Change in entity tax status . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — 159 Impairment of intangible assets not deductible for tax purposes . (6,452) — — Loss on liquidation of subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . 3,082 — (3) Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (70) (326) (160) Income tax (expense) benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 67,686 22,698 (26,856) For the year ended December 31, 2014 the significant reconciling items, as noted in the table above, are the result of the impairment to Goodwill at Skyhook Wireless, Inc. and a tax loss from the liquidation of a consolidated subsidiary at True Position. During 2013, Liberty Broadband changed its estimate of the effective tax rate used to measure its net deferred tax liabilities, based on expected changes to the Company’s state apportionment factors due to the Company’s investment in Charter Communications. The rate change required an adjustment to deferred taxes at the parent level. During 2012, TruePosition determined that it would not be able to utilize certain state net operating loss carryforwards before their expiration. As a result, TruePosition recorded a valuation allowance of $2.9 million to offset deferred tax assets related to these loss carryforwards. The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below: December 31, 2014 2013 amounts in thousands Deferred tax assets: Net operating loss carryforwards . . . . . . . . . . . . . . . . . . . . . . . . . . $ 20,201 7,946 Accrued stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . 943 870 Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16,490 15,210 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,759 12,540 Total deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44,393 36,566 Less: valuation allowance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (8,240) (6,086) Net deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36,153 30,480 Deferred tax liabilities: Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1,252) (36,980) Intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4,039) — Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (40) (240) Total deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (5,331) (37,220) Net deferred tax asset (liability) . . . . . . . . . . . . . . . . . . . . . . . . $ 30,822 (6,740) F-42

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The Company’s deferred tax assets and liabilities are reported in the accompanying consolidated balance sheets as follows: December 31, 2014 2013 amounts in thousands Current deferred tax asset . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 11,282 17,598 Noncurrent deferred tax asset . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19,540 — Noncurrent deferred tax liability . . . . . . . . . . . . . . . . . . . . . . . . . . . — (24,338) $ 30,822 (6,740) The Company’s valuation allowance increased $2.2 million in 2014, which affected tax expense during the year ended December 31, 2014. At December 31, 2014, Liberty Broadband had federal and state net operating losses (on a tax effected basis) and tax credit carryforwards for income tax purposes aggregating approximately $20.2 million. These net operating losses and credit carryforwards are expected to be utilized prior to expiration, except for $8.2 million which based on current projections, may expire unused. The carryforwards that are expected to be utilized will begin to expire in 2022. In addition, Liberty Broadband currently has $2.0 million (on a tax effected basis) of excess share-based compensation deductions resulting in an approximate gross operating loss carryforward on its tax return of $5.7 million. Excess tax compensation benefits are recorded off balance sheet until the excess tax benefit is realized through a reduction of taxes payable. As of December 31, 2014, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions. As of December 31, 2014, Liberty’s 2002 through 2010 tax years are closed for federal income tax purposes, and the IRS has completed its examination of Liberty’s 2011 through 2013 tax years. The tax loss carryforwards from the 2011 through 2013 tax years are still subject to adjustment. Liberty’s 2014 tax year is being examined currently as part of the IRS’s Compliance Assurance Process “CAP” program. As discussed earlier, because Liberty Broadband’s ownership of Charter Communications and Time Warner Cable is less than the required 80%, these companies are not consolidated with Liberty Broadband for federal income tax purposes. (10) Stockholders' Equity In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock received one-fourth of a share of the corresponding series of Liberty Broadband common stock for each share of Liberty common stock held by them as of 5:00 p.m., New York City Time, on October 29, 2014 (the record date) for the Broadband Spin-Off, with cash paid in lieu of fractional shares. This resulted in the issuance of an aggregate 85,761,332 shares of Series A, Series B and Series C common stock. In addition, following the completion of the Broadband Spin-Off, on December 10, 2014, stockholders received a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband common stock they held as of the rights record date at a per share subscription price of $40.36, which was a 20% discount to the 20-trading day volume weighted average trading price of the Series C Liberty Broadband common stock following the completion of the Broadband Spin-Off. The rights offering was fully subscribed on January 9, 2015, with 17,277,224 shares of Series C common stock issued to those rightsholders exercising basic and, as applicable, oversubscription privileges. The subscription rights were issued to raise capital for general corporate purposes of Liberty Broadband F-43

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Preferred Stock Liberty Broadband's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by Liberty Broadband's board of directors. As of December 31, 2014, no shares of preferred stock were issued. Common Stock Liberty Broadband's Series A common stock has one vote per share, Liberty Broadband's Series B common stock has ten votes per share and Liberty Broadband’s Series C common stock has no votes per share. Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock. All series of our common stock participate on an equal basis with respect to dividends and distributions. As of December 31, 2014, there were 807 thousand shares of Series A and 3.1 million shares of Series C common stock reserved for issuance under exercise privileges of outstanding stock options. Additionally, as of December 31, 2014, there were 17.3 million shares of Series C common stock reserved for issuance pursuant to the rights offering. (11) Stock-Based Compensation Liberty Broadband - Incentive Plans In connection with the Broadband Spin-Off, awards with respect to Liberty Media’s Series A and Series C common stock were converted to awards with respect to Liberty Broadband’s Series A and Series C common stock, respectively, pursuant to the Liberty Broadband Corporation Transitional Stock Adjustment Plan (the “Transitional Plan”). Following the Broadband Spin-Off, the Transitional Plan governs the terms and conditions of such stock options and stock appreciation rights (“SARs”) (collectively, “Awards”), in respect of a maximum of 2.5 million shares of Liberty Broadband common stock, to purchase shares of Series A and Series C common stock. No additional grants may be made pursuant to the Transitional Plan. Pursuant to the Liberty Broadband 2014 Omnibus Incentive Plan (the “2014 Plan”), as amended, the Company may grant Awards to be made in respect of a maximum of 8.4 million shares of Liberty Broadband common stock. Awards generally vest over 4-5 years and have a term of 7-10 years. Liberty issues new shares upon exercise of equity awards. In connection with the Broadband Spin-Off, the holder of an outstanding option to purchase shares of Liberty common stock on the record date (an original Liberty option) received an option to purchase shares of the corresponding series of our Liberty Broadband common stock and an adjustment to the exercise price and number of shares subject to the original Liberty option (as so adjusted, an adjusted Liberty option). The exercise prices of and number of shares subject to the new Liberty Broadband option and the related adjusted Liberty option were determined based on (1) the exercise price and number of shares subject to the original Liberty option, (2) the distribution ratio of 0.25, (3) the pre Broadband Spin-Off trading price of Liberty common stock and (4) the relative post-Broadband Spin-Off trading prices of Liberty common stock and Liberty Broadband common stock, such that the pre-Broadband Spin-Off intrinsic value of the original Liberty option was allocated between the new Liberty Broadband option and the adjusted Liberty option. Following the Broadband Spin-Off, employees of Liberty hold Awards in both Liberty common stock and Liberty Broadband common stock. The compensation expense relating to employees of Liberty is recorded at Liberty. Therefore, compensation expense related to options resulting from the Broadband Spin-Off will not be recognized in the Company’s consolidated financial statements. Except as described above, all other terms of an adjusted Liberty option and a new Liberty Broadband option (including, for example, the vesting terms thereof) are in all material respects, the same as those of the corresponding original Liberty option. F-44

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Liberty Broadband – Grants of Stock Options During the year ended December 31, 2014, Liberty Broadband granted 1.5 million options in Series C common stock with a weighted average grant-date fair value of $16.80 to the CEO of Liberty Broadband in connection with a new employment agreement at Liberty; of those options, one half vest on December 17, 2018 and the other half vest on December 17, 2019. The remaining seven thousand options granted during the year ended December 31, 2014 have a weighted average grant-date fair value of $13.62 and cliff vest over a 2 year vesting period. The Company has calculated the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2014, the range of expected terms was 5.1 to 7.3 years. Since Liberty Broadband common stock has not traded on the stock market for a significant length of time, the volatility used in the calculation for Awards is based on the historical volatility of Charter Communications common stock and the implied volatility of publicly traded Charter Communications options; as the most significant asset within Liberty Broadband, the volatility of Charter Communications served as a proxy for the expected volatility of Liberty Broadband. For grants made in 2014, the range of volatilities was 28.2% to 28.5%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject option. Liberty Broadband – Outstanding Awards The following table presents the number and weighted average exercise price (“WAEP”) of Awards to purchase Liberty Broadband common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the Awards. Weighted average remaining Aggregate contractual intrinsic Series A WAEP life value (in thousands) (in years) (in millions) Outstanding at January 1, 2014 . . . . . . . . . . . . . . . . . — $ — Broadband Spin-Off adjustment . . . . . . . . . . . . . . . 846 $ 32.21 Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — $ — Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (39) $ 32.16 Forfeited/Cancelled . . . . . . . . . . . . . . . . . . . . . . . . . — $ — Outstanding at December 31, 2014 . . . . . . . . . . . . . . 807 $ 32.21 4.2 $ 14 Exercisable at December 31, 2014 . . . . . . . . . . . . . . . 680 $ 31.92 4.1 $ 12 Weighted average remaining Aggregate contractual intrinsic Series C WAEP life value (in thousands) (in years) (in millions) Outstanding at January 1, 2014 . . . . . . . . . . . . . . . . . — $ — Broadband Spin-Off adjustment . . . . . . . . . . . . . . . 1,709 $ 32.22 Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,507 $ 48.10 Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (79) $ 32.50 Forfeited/Cancelled . . . . . . . . . . . . . . . . . . . . . . . . . — $ — Outstanding at December 31, 2014 . . . . . . . . . . . . . . 3,137 $ 39.85 7.0 $ 31 Exercisable at December 31, 2014 . . . . . . . . . . . . . . . 1,373 $ 31.92 4.1 $ 25 The Company had no outstanding Series B options during 2014. F-45

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 As of December 31, 2014, the total unrecognized compensation cost related to unvested Liberty Broadband Awards was approximately $25 million. Such amount will be recognized in the Company’s consolidated statements of operations over a weighted average period of approximately 2.9 years. Liberty Broadband – Exercises The aggregate intrinsic value of all options exercised during the year ended December 31, 2014 was $1.8 million. Liberty Broadband – Restricted Shares The aggregate fair value of all Series A and Series C restricted shares of Liberty Broadband common stock that vested during the year ended December 31, 2014 was $172,000. As of December 31, 2014, the Company had approximately 201,000 unvested restricted shares of Series A and Series C Liberty Broadband common stock held by certain directors, officers and employees of the Company with a weighted average grant-date fair value of $28.61 per share. TruePosition equity incentive plans Long-Term Incentive Plans TruePosition and Skyhook have granted PARs and PSUs to employees, directors, and consultants of TruePosition and Skyhook, respectively, pursuant to the LTIPs. PAR grants under the LTIPs vest over a four or five-year period. On June 30 of each of the fiscal years following the second, fourth, sixth, and eighth anniversaries of the date of a grant, 25% of the original grant is deemed to have been exercised and canceled. Upon such date, the holders of such grants receive the appreciation in the value of the grant, if any, from the value of the grant on the date of its issuance. PSUs, unless otherwise indicated, have the same vesting, exercise, and cancellation provisions as PARs granted under the plan. Certain of the PARs and the majority of the outstanding PSU grants contain modifications to the standard vesting, exercise and cancellation provisions. Upon separation from TruePosition, holders of grants are eligible, assuming all conditions are met under the LTIPs, to receive the appreciation in value of their vested PAR grants and the value of their vested PSU grants as of the date of their separation that have not been deemed exercised and canceled. The following summarizes the PAR and PSU activities under the LTIPs during 2014 (in thousands): Stand-alone Tandem Stand-alone Skyhook PARs PARs PSUs PSUs PARs Outstanding at January 1, 2014 . . . . . . . . . . . 1,311 253 69 218 — Grants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 553 — — 44 6,260 Exercises . . . . . . . . . . . . . . . . . . . . . . . . . . . . (325) (122) (33) (8) — Forfeitures . . . . . . . . . . . . . . . . . . . . . . . . . . . (463) (80) (21) (93) (2,272) Outstanding at December 31, 2014 . . . . . . . . 1,076 51 15 161 3,988 Fair value of outstanding grants . . . . . . . . . . . — — $ 203 $ 2,135 $ 67 Vested fair value . . . . . . . . . . . . . . . . . . . . . . . — — $ 203 $ 945 $ 10 Weighted average remaining vesting period . 2.7 years 2.9 years 3.4 years Grants that are exercised and paid and grants that are forfeited, canceled, or otherwise not paid are available for grant under the LTIPs. Grants under the LTIPs may be settled in cash, publicly traded stock of the companies or an affiliate of the companies, or a combination thereof. TruePosition accounts for grants under the LTIPs as liability instruments. Accordingly, TruePosition F-46

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 measures the cost of employee services received in exchange for grants based on the current fair value of the grants and records a liability at the end of each reporting period equivalent to the vested portion of such current fair value. TruePosition calculates the grant-date fair value and subsequent remeasurement of its liability classified awards using the Black-Scholes model. TruePosition estimates the expected term of the awards based on historical exercise and forfeiture data. The expected term for grants made to during 2014 ranged from 0.5 - 7.5 years. The volatility used by TruePosition in the Black- Scholes model for grants made during 2014 was 30%. TruePosition uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options, which ranged from 0.1% - 2.0% for grants made in 2014. As of December 31, 2014 and 2013, $2.1 million and $2.2 million, respectively, are included in other liabilities for the fair value (Level 2) of the Company's LTIP obligations. Stock Option Plan In October 1995, TruePosition adopted the SIP, which provides for the granting of stock options to employees, directors, and consultants of TruePosition. Options granted under the SIP may be either Incentive Stock Options (ISOs) or Nonqualified Stock Options (NSOs). ISOs may be granted only to TruePosition employees (including officers and directors who are also employees). NSOs may be granted to employees, directors, and consultants. Options under the SIP may be granted for periods of up to ten years and generally vest over four or five years. As of December 31, 2014 and 2013, there were no options outstanding. (12) Employee Benefit Plans At December 31, 2014, TruePosition participated in Liberty’s defined-contribution plan (the “Liberty 401(k) Plan”). The Liberty 401(k) Plan provides for employees to make contributions by salary reductions to a trust for investment in Liberty common stock, as well as several mutual funds pursuant to Section 401(k) of the Internal Revenue Code. TruePosition and Skyhook employees are eligible for 100% and 50% matching contributions by the Company for each dollar contributed up to 10% and 8% of the employees’ total compensation, respectively, subject to certain limitations. For the years ended December 31, 2014, 2013 and 2012, the Company contributed approximately $1.5 million, $1.6 million and $2.0 million respectively. (13) Related Party Transactions During the years ended December 31, 2014, 2013 and 2012, certain of TruePosition’s costs and expenses were charged to TruePosition by Liberty. The amounts due to (from) Liberty and the activities for the years ended December 31, 2014 and 2013 are summarized as follows (amounts in thousands): 2014 2013 Payable (receivable) at beginning of year . . . . . . . . . . . . . . . . . . . . . . . . $ (5,953) 2,876 Costs and expenses charged by Liberty . . . . . . . . . . . . . . . . . . . . . . . . . . 3,913 2,808 Amounts (receivable) due under the tax-sharing arrangement . . . . . . . . (4,094) 4,493 Transfer of related party receivable to (from) note receivable . . . . . . . . 5,306 — Payments to Liberty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (6,399) (16,130) Amount receivable (due) under the tax-sharing arrangement transferred to Liberty Broadband . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,227 — (Receivable) payable at end of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ — (5,953) Prior to the completion of the Broadband Spin-Off, TruePosition also had an intercompany note arrangement with Liberty under which funds were advanced to Liberty and remitted back to TruePosition as needed. During September 2014, Liberty remitted back to TruePosition all principal and accrued interest related to this note and the arrangement was extinguished. F-47

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 As of December 31, 2013, the outstanding note receivable from Liberty plus accrued interest was $19.1 million. The note bore interest at the three-month LIBOR plus 2%. Prior to the completion of the Broadband Spin-Off, TruePosition was a party to certain tax sharing arrangements with Liberty (or its former affiliate). Under these tax-sharing arrangements, TruePosition had been obligated to make cash payments to Liberty (or its former affiliate) in each year TruePosition generated positive taxable income, determined as if TruePosition filed a separate tax return. The amount of such payment has been equal to the amount of TruePosition’s taxable income (as so determined) multiplied by the highest corporate tax rate in effect for the applicable tax jurisdiction. If on a separate return basis, TruePosition would have a net operating loss or net tax credit for a particular year, and such loss or credit could be utilized on the actual tax returns filed by Liberty (or its former affiliate), then TruePosition would be entitled to reduce current and future payments to Liberty (or its former affiliate) by the amount of such tax benefit. TruePosition made payments of $3.2 million in 2014, $13.6 million in 2013 and $10.7 million in 2012 under these tax sharing arrangements. As of December 31, 2013, TruePosition had a $6.4 million income tax receivable due from Liberty. Prior to the completion of the Broadband Spin-Off, TruePosition’s income tax receivable from Liberty was transferred to Liberty Broadband and the tax sharing arrangement between Liberty and TruePosition was extinguished. (14) Commitments and Contingencies Leases TruePosition leases various properties under operating leases expiring at various times through 2018. The aggregate minimum annual lease payments under the noncancelable operating leases as of December 31, 2014 are as follows (amounts in thousands): 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,763 2016 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,806 2017 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,849 2018 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27 $ 5,445 TruePosition’s principal facility is under lease through December 2017. Total rental expense for the years ended December 31, 2014, 2013 and 2012 was $3.3 million, $3.1 million and $3.3 million, respectively. Litigation On July 21, 2011, TruePosition filed an antitrust lawsuit in the U.S. District Court for the Eastern District of Pennsylvania against LM Ericsson Telephone Company (“Ericsson”), the Third Generation Partnership Project (3GPP) and certain other defendants for anticompetitive conduct associated with the standard setting processes for LTE wireless data communication technology as it pertains to location technology. The case has been settled, with a cash payment to TruePosition of approximately $6 million and non-monetary considerations, and was formally dismissed in its entirety on July 30, 2014. Defendants 3GPP and Ericsson did not contribute to the cash portion of the settlement. With respect to the defendants that contributed to the cash settlement, such cash was provided with no finding or implication of liability to avoid the expenditure of litigation costs exceeding the settlement amount, and in consideration for TruePosition's withdrawal of accusations of wrongdoing. On September 10, 2010, Skyhook Wireless, Inc. filed a patent infringement lawsuit in the U.S. District Court for the District of Massachusetts against Google, Inc. In March 2014, Skyhook amended its lawsuit to add additional claims. In total, Skyhook alleges that Google is infringing on eight Skyhook patents involving location technology and seeks an injunction and/or award of damages in an amount to be determined at trial. The case had been scheduled to be tried before a jury commencing March 9, 2015. On March 5, 2015, the District Court issued an order that states that the court was advised by the parties that the case has been settled and thereby dismissed the action without costs and without prejudice to the right person, upon good cause shown within 45 days, to reopen the action if settlement is not consummated. In addition, on September 10, 2010, Skyhook filed F-48

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 a companion case in State Superior Court in Massachusetts alleging that Google improperly interfered with contracts that Skyhook entered into with a number of important Android OEM manufacturers. In October 2013, the state court granted summary judgment to Google. On November 16, 2014, the Appeals Court of Massachusetts affirmed the Superior Court’s dismissal and the judgment is now final. General Litigation In the ordinary course of business, the Company and its consolidated subsidiaries are parties to legal proceedings and claims involving alleged infringement of third-party intellectual property rights, defamation, and other claims. Although it is reasonably possible that the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements. Indemnification Claims In the normal course of business, TruePosition provides indemnification to certain customers against specified claims that might arise against those customers from the use of TruePosition’s products. To date, TruePosition has not had to reimburse any of its customers for any losses related to these indemnification provisions. However, six such claims are currently pending and are described below. TruePosition is unable to estimate the maximum potential impact of these indemnification provisions on its future results of operations, although TruePosition’s liabilities in certain of those arrangements are customarily limited in various respects, including monetarily. TruePosition’s former customer, T-Mobile, has made two indemnification claims against TruePosition. In September, 2008, T-Mobile requested that TruePosition indemnify it for damages (including defense costs) that it may incur in a patent infringement action that Emsat Advanced Geolocation, LLC (“Emsat”) filed against T-Mobile. TruePosition is not a party to the suit. TruePosition has denied that it is obligated to indemnify T-Mobile and believes that the equipment that it has supplied to TMobile is not covered by the patent claims that Emsat is asserting against T-Mobile. T-Mobile has not yet formally pursued its indemnification claims in a civil court action, but has indicated its intention to do so after the infringement action is resolved. In March 2014, T-Mobile requested that TruePosition indemnify it for damages (including defense costs) that it may incur in a patent infringement action that Guidance IP LLC (“Guidance”) filed against T-Mobile. TruePosition is not a party to the suit. TruePosition has indicated a willingness to participate in the defense of the action, but has not yet received a response from TMobile. TruePosition’s customer, AT&T, has made four indemnification claims against TruePosition. In October 2008, AT&T requested TruePosition to indemnify it for damages (including defense costs) that it may incur relating to the Emsat litigation described in the preceding paragraph (to which AT&T is a party). In June 2009, AT&T requested TruePosition to indemnify it for damages (including defense costs) that it may incur relating to a lawsuit filed against AT&T by Tendler Cellular of Texas, LLC (“Tendler”) (to which the Company is not a party). This action relates to TruePosition’s subsidiary, Useful Networks, Inc., whose operations were discontinued in 2010. In June 2011, AT&T requested TruePosition to indemnify it for damages (including defense costs) that it may incur relating to a lawsuit filed against AT&T by Tracbeam, LLC (to which Company is not a party). In April 2014, AT&T requested TruePosition to indemnify it for damages (including defense costs) that it may incur relating to a lawsuit filed against AT&T by Guidance (to which Company is not a party). TruePosition has denied that it is obligated to indemnify AT&T with respect to the Emsat, Tendler and Guidance cases. AT&T has not yet formally pursued its indemnification claims in a civil court action and it is unclear at this time whether or not it will do so. With respect to Tracbeam, AT&T has determined that TruePosition’s total allocated contribution is $132 thousand and has invoiced TruePosition accordingly. TruePosition has informed AT&T that TruePosition believes that the allocation method employed by AT&T is flawed and that the actual amount owed is less than $132 thousand. F-49

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Off-Balance Sheet Arrangements Liberty Broadband did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures or capital resources. (15) Segment Information Liberty Broadband identifies its reportable segments as (A) those consolidated companies that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings or losses represent 10% or more of Liberty Broadband’s annual pre-tax earnings (losses). Liberty Broadband evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, Adjusted OIBDA. In addition, Liberty Broadband reviews nonfinancial measures such as subscriber growth. Liberty Broadband defines Adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock-based compensation). Liberty Broadband believes this measure is an important indicator of the operational strength and performance of its businesses, including each business’s ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Liberty Broadband generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices. For the year ended December 31, 2014, Liberty Broadband has identified the following consolidated company and equity method investment as its reportable segments: • TruePosition—a wholly-owned subsidiary of the Company that develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide. In addition, through its recent acquisition Skyhook, operates a global location network providing hybrid wireless positioning technology and contextual location intelligence solutions worldwide. • Charter—an equity method investment that is one of the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Liberty Broadband’s operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated companies are the same as those described in the Company’s summary of significant accounting policies in the Company’s annual financial statements. For periods in which Liberty Broadband owned Charter shares and warrants, we have included amounts attributable to Charter in the tables below. Although Liberty Broadband owns less than 100% of the outstanding shares of Charter, 100% of the Charter amounts are included in the schedule below and subsequently eliminated in order to reconcile the account totals to the Liberty Broadband consolidated financial statements. F-50

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Performance Measures Years ended December 31, 2014 2013 2012 Adjusted Adjusted Adjusted Revenue OIBDA Revenue OIBDA Revenue OIBDA amounts in thousands TruePosition . . . . . . . . . . . . . . . . . . . $ 69,045 (2,152) 77,363 5,290 83,098 11,335 Charter (a) . . . . . . . . . . . . . . . . . . . . 9,108,000 3,128,000 8,155,000 2,811,000 — — Corporate and other . . . . . . . . . . . . . — (1,559) — — — — 9,177,045 3,124,289 8,232,363 2,816,290 83,098 11,335 Eliminate equity method affiliate . . (9,108,000) (3,128,000) (8,155,000) (2,811,000) — — Consolidated Liberty Broadband $ 69,045 (3,711) 77,363 5,290 83,098 11,335 (a) The amounts herein represent Charter’s results for the full year ended December 31, 2014 and 2013. However, the portion of Charter’s share of earnings (losses) included in the consolidated financial statements of Liberty Broadband only includes Charter’s results from the time of acquisition (May 2013) through December 31, 2014. Other Information December 31, 2014 December 31, 2013 Total Investments Capital Total Investments Capital assets in affiliates expenditures assets in affiliates expenditures amounts in thousands TruePosition . . . . . . . . . . . . $ 87,393 — 1,398 77,166 — 1,127 Charter . . . . . . . . . . . . . . . . . 24,550,000 — 2,221,000 17,295,000 — 1,825,000 Corporate and other. . . . . . . 2,916,539 2,498,804 — 2,832,213 2,402,024 — 27,553,932 2,498,804 2,222,398 20,204,379 2,402,024 1,826,127 Eliminate equity method affiliate. . . . . . . . . . . . . . . (24,550,000) — (2,221,000) (17,295,000) — (1,825,000) Consolidated Liberty Broadband . . . . . . . . . . . . $ 3,003,932 2,498,804 1,398 2,909,379 2,402,024 1,127 Revenue by Geographic Area Years ended December 31, 2014 2013 2012 amounts in thousands United States . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 66,045 68,179 80,802 Other countries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,000 9,184 2,296 $ 69,045 77,363 83,098 Long-lived Assets by Geographic Area December 31, 2014 2013 amounts in thousands United States . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 3,570 4,611 Other countries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20 49 $ 3,590 4,660 F-51

LIBERTY BROADBAND CORPORATION Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The following table provides a reconciliation of segment Adjusted OIBDA to earnings (loss) from continuing operations before income taxes: Years ended December 31, 2014 2013 2012 amounts in thousands Consolidated segment Adjusted OIBDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (3,711) 5,290 11,335 Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (999) (996) 2,383 Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (9,043) (4,382) (5,839) Gain on legal settlement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,000 — — Impairment of long-lived assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (35,221) — — Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1,138) — — Dividend and interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,426 6,878 5,415 Share of earnings (loss) of affiliates, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (127,573) (76,090) — Realized and unrealized gains (losses) on financial instruments, net . . . . . . . . . . 51,189 97,860 57,582 Gain (loss) on dilution of investment in affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . (87,158) (92,933) — Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (63) (53) (117) Earnings (loss) from continuing operations before income taxes . . . . . . . . . . . $ (202,291) (64,426) 70,759 (16) Quarterly Financial Information (Unaudited) 1st 2nd 3rd 4th Quarter Quarter Quarter Quarter amounts in thousands 2014: Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 16,921 17,146 17,445 17,533 Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (4,536) (8,398) 6,364 (36,404) Net earnings (loss) attributable to Liberty Broadband Corporation Series A, Series B and Series C stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (57,715) 1,904 (31,990) (46,804) Basic earnings (loss) attributable to Liberty Broadband Corporation Series A, Series B and Series C stockholders per common share . . . . . . . . . $ (0.65) 0.02 (0.36) (0.53) Diluted earnings (loss) attributable to Liberty Broadband Corporation Series A, Series B and Series C stockholders per common share . . . . . . . . . $ (0.65) 0.02 (0.36) (0.53) 1st 2nd 3rd 4th Quarter Quarter Quarter Quarter amounts in thousands 2013: Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 24,001 18,821 17,627 16,914 Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 2,535 (1,919) (2,480) 1,776 Net earnings (loss) attributable to Liberty Broadband Corporation Series A, Series B and Series C stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 11,116 8,025 (52,020) (8,849) Basic earnings (loss) attributable to Liberty Broadband Corporation Series A, Series B and Series C stockholders per common share . . . . . . . . . . . . . . . . . . $ 0.13 0.09 (0.59) (0.10) Diluted earnings (loss) attributable to Liberty Broadband Corporation Series A, Series B and Series C stockholders per common share . . . . . . . . . . $ 0.13 0.09 (0.59) (0.10) F-52

The Proxy Statement has been intentionally omitted from this filing and has been separately filed with the Securities and Exchange Commission.

LIBERTY BROADBAND CORPORATION 12300 Liberty Boulevard Englewood, CO 80112 | 720.875.5700 | www.libertybroadband.com